7961 Shaffer Parkway • Suite 5 • Littleton, CO USA 80127	Telephone: (720) 981-1185 • Facsimile (720) 981-1186

June 6, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                           Vista Gold Corp.

Form 10-K for Fiscal Year Ended December 31, 2007

Filed March 17, 2008

File No. 001-09025

Ladies and Gentlemen:

This letter from Vista Gold Corp. (the “Company”) is in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter dated May 9, 2008 from Ms. Jill S. Davis, regarding the above-referenced Annual Report on Form 10-K (the “2007 Form 10-K”). Set forth below are responses to the numbered comments. For your convenience, each response follows the sequentially numbered Comment copied from your letter of May 9, 2008. Except as noted, the Company would propose treating all Comments as “future” comments to be reflected in future filings. The Company has included with its responses drafts of certain revised disclosure for the Staff’s consideration and will ensure that the additional disclosures or other revisions will be made in future filings, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Asset retirement obligations and closure costs, page 54

Comment (1):

We note your statement that “Where we have an insurance policy in place to cover changes in the legal obligations associated with the retirement of long-lived assets which have been previously expensed, increases to the fair value of such obligations are recognized at the end of the period with a corresponding amount recorded as an amount recoverable from the insurance company.”  Please tell us how you have reported your asset retirement cost in accordance with FAS 143 for the US GAAP reconciliation. In this regard, you may not increase the asset retirement obligation without a similar increase to the associated property account. Refer to paragraph 15 of FAS 143. In addition, please refer to paragraph 16 of FAS 143 regarding how insurance policies affect reporting under the standard.

Response (1):

We advise the Staff that the discussion concerning asset retirement obligations and closure costs is no longer applicable to the Company, as it pertains to assets of the Company that were transferred to Allied Nevada Gold Corp. as part of the Arrangement (as defined in the 2007 Form 10-K) that was completed on May 10, 2007. Accordingly, discussion concerning asset retirement obligations and closure costs will be omitted from the Company’s future filings unless applicable to another property holding of the Company.

Independent Auditors’ Report, page 58

Comment (2):

We note you identify yourself as an exploration stage enterprise and provide the cumulative during exploration stage financial information. We further note the report from your independent auditors does not include a reference to the cumulative during exploration stage financial statement periods. Please modify your filing to include an audit report(s) that covers your cumulative during exploration stage financial statement period or otherwise advise.

Response (2):

In response to the above Comment, the Company would propose including in future filings a report of the Independent Registered Public Accounting Firm revised in accordance with the above Comment by adding the underlined language to the paragraphs reprinted below, excerpted from the Report as filed with the 2007 Form 10-K under the heading “Consolidated Financial Statements”:

“We have audited the accompanying consolidated balance sheets of Vista Gold Corp. as at December 31, [20    ] and December 31, [20    ], and the related consolidated statements of loss, comprehensive loss, deficit and cash flows for each of the years in the three year period ended December 31, [20    ] and cumulative during the exploration stage. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

[SECOND PARAGRAPH NOT REPRINTED]

“In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, [20    ] and December 31, [20    ], and the results of its operations and its cash flows for each of the years in the three year period ended December 31, [20    ] and cumulative during the exploration stage, in accordance with Canadian generally accepted accounting principles.”

Consolidated Statement of Cash Flows, page 63

Comment (3):

We note from your presentation to arrive at the net cash used in operating activities that you begin with Loss for the period – continuing operations. Please note that CICA 1540.22 requires you to begin with net income or loss. Please modify your presentation as necessary or otherwise advise why you believe your presentation is appropriate.

Response (3):

We note that CICA 1540.22 requires the cash flows from operating activities to be determined by adjusting net income or loss for the period. The standard does not, however, provide any specific guidance as the treatment of discontinued operations in the cash flow statement. We also considered the guidance in CICA 3475, Disposal of long-lived Assets and Discontinued Operations in determining the appropriate disclosure in respect of discontinued operations. This standard does not provide any guidance regarding the presentation of discontinued operations in the cash flow statement.

We believe that the cash flows from discontinued operations in each of the operating, financing and investing categories should be disclosed in the financial statements. If the split from continuing operations is shown on the face of the cash flow statement, the presentation becomes cumbersome and difficult for the reader to follow. We believe the presentation of this split in the notes to the financial statements provides a more meaningful, user-friendly presentation of these amounts. In addition, the amounts disclosed as cash flows from discontinued operations are not considered to be material and so their disclosures in the financial statement notes is considered appropriate.

Note 9. Stock Options, page 81

Comment (4):

We note from your disclosure that in years prior to 2007 you used the Black-Scholes method for determining the fair value of stock options granted to employees and directors and that beginning in 2007 you began using the Hull-White trinomial lattice option pricing model. Based on this disclosure, please address the following:

•                  Tell us and expand your disclosure to explain the reason for the change in your fair value methodology from the Black-Scholes method to the Hull-White trinomial lattice option pricing model;

•                  Tell us how you considered the guidance in paragraph .35 of CICA 1506, which states that “A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate.”  In this regard, please tell us how you determined that this change did not result in a change in accounting policy, requiring retrospective application under paragraph .22 of CICA 1506;

•                  Please explain why you did not file a preferability letter from your auditor for this change in methodology. Refer to Item 601(B)(18) of Regulation S-K or otherwise advise.

Response (4):

During the latter part of 2007, in light of evolving practices in stock option valuation, the Company re-evaluated the methodology used for determining the fair value of options at date of grant. We determined to change the fair value methodology used from the Black-Scholes method to the Hull-White trinomial lattice option pricing model because we believe that the Hull-White model provides a more realistic method for valuing the options. While both the Hull-White Lattice and Black-Scholes option-pricing models incorporate various assumptions including expected volatility, expected life and risk-free interest rates, the Hull-White Lattice model also incorporates a suboptimal exercise factor assumption, and thus can better reflect the likelihood of an optionee exercising the option at particular times during the option period.

We do not consider that the change of the model used for calculating fair value constitutes a change in measurement basis.  In our view, fair value is the measurement basis being applied to the valuation of stock-based compensation and we have merely used a different model to calculate or estimate fair value.  Accordingly we did not consider this change to represent a change in accounting policy.

As a result of the discussions above we did not consider that it was appropriate to file a preferability letter from our auditor.  We would also note that we understand that our auditors compared the differential between the calculation using both models and they found the difference to be trivial.

Note 17. Differences between Canadian and United States generally accepted accounting principles, page 88

Comment (5):

We note your disclosure in footnote item (e) that “When proven and probable reserves are determined for a property and a bankable feasibility study is completed, then subsequent exploration and development costs on the property would be capitalized.”  Please note that for US GAAP reconciliation purposes, exploration costs should be expensed as incurred without reference to whether or not proven and probable reserves have been determined and a feasibility study prepared. Please modify your US GAAP accounting policy and disclosure as necessary and tell us whether you present any exploration costs as capitalized for US GAAP purposes.

Response (5):

In response to the above Comment, the Company would propose revising this disclosure in future filings to delete the words “exploration and” from the second sentence of footnote item (e), so that the item as revised would read in its entirety as follows (deleted words shown with strikethrough):

“(e)                            In accordance with U.S. GAAP, exploration, mineral property evaluation and holding costs are expensed as incurred. When proven and probable reserves are determined for a property and a bankable feasibility study is completed, then subsequent ~~exploration and~~ development costs on the property would be capitalized. Total capitalized cost of such properties is measured periodically for recoverability of carrying value under SFAS No. 144. Under Canadian GAAP, all such costs are permitted to be capitalized.”

The Company advises the Staff that no exploration costs have been presented as capitalized for U.S. GAAP purposes.

Consolidated Statements of Loss, page 90

Comment (6):

We note the reconciling item titled Exploration, property evaluation and holding costs – discontinued operations and its reference to footnote item (e). Please tell us, in necessary detail, why the 2007 adjustment is positive while the adjustments for 2006 and 2005 are negative.

Response (6):

In response to the above Comment, the Company would propose revising this disclosure in future filings to change the reference in this line from footnote item (e) to footnote item (b), which is the correct reference for this line and provides the explanation for why the 2007 adjustment is positive while the adjustments for 2006 and 2005 are negative.

Engineering Comments

Properties, page 22

Comment (7):

We note you refer to your properties, but do not disclose the basis by which you own, access, and/or control the surface and/or mineral rights. Please disclose the following information for each of your properties:

•                  A description of all interests in the properties, including the terms of all underlying agreements. This would include the general terms and conditions of a contract of work with the Indonesian government.

•                  An indication of the type of claim such as placer or lode, whether the mining claims are State or Federal mining claims, leases, or mining concessions.

•                  Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area.

•                  The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

•                  The number of claims/concessions, the area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response (7):

In response to the above Comment, the Company would propose revising this disclosure in future filings to include a new Exhibit 99.1 in the form as provided supplementally to the Staff that provides in tabular form for each of the Company’s principal properties the requested information as to:  claim, license or concession name and serial number; claim type; surface area; location description including geographic coordinates; expiration date; and statutory holding fee requirements and annual filing requirements. Please see specific responses as to each of the above points as repeated below:

A description of all interests in the properties, including the terms of all underlying agreements. This would include the general terms and conditions of a contract of work with the Indonesian government.

The Company respectfully notes that the disclosure in the 2007 Form 10-K under “Item 2. Properties” includes descriptions of all interests in the properties, including the terms of all underlying agreements and the land or mineral rights securing the agreements, other than a description of the general terms and conditions of the contract of work with the Indonesian government as to the Awak Mas project.

The new Exhibit 99.1 in the form as proposed to be included with future filings includes an entry for the Company’s Awak Mas project setting forth the general terms and conditions of a contract of work with the Indonesian government pursuant to which the Company can earn the right to develop the Awak Mas project. In future filings, the Company would propose revising the disclosure in the Form 10-K under “Item 2. Properties – Awak Mas” to include, following the first paragraph of such section, the following information concerning the contract of work with the Indonesian government:

“The Company’s contract of work with the Indonesian government provides for time periods during which the Company would be obligated to conduct phases of operations ultimately leading to the development of the project. The Company completed the initial, exploration phase in January 2008. Following completion of the exploration phase, the Company entered into the feasibility phase in February 2008 and is in this phase currently. The feasibility phase, during which the Company is obligated to complete a feasibility study for the project usually covers a one-year period, but the Company may enter into up to two one-year extensions for this period. Following the completion of the feasibility phase and with the receipt of required governmental approvals, the Company would enter into the construction phase, which usually covers a three-year period. Following completion of construction, the Company would enter into the operating period, which would typically last for 10-30 years.”

An indication of the type of claim such as placer or lode, whether the mining claims are State or Federal mining claims, leases, or mining concessions.

This information is included in the new Exhibit 99.1 in the form as proposed to be included with future filings, under the heading “Federal Claim Type”.

Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area.

This information is included in the new Exhibit 99.1 in the form as proposed to be included with future filings, under the headings “Claim, License or Concession Name”, “Serial Number”, “Location Date” and “Expiration Date”.

The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

This information is included in the new Exhibit 99.1 in the form as proposed to be included with future filings, under the general heading titles “Estimated Holding Requirements” and “Annual Filing Requirement” (as to the Paredones Amarillos and Guadalupe de los Reyes properties as well as the Mt. Todd property, which also includes a heading entitled “Annual Reports Due”), “Holding Requirements” (as to the Yellow Pine property unpatented mining claims), and “Estimated Annual Holding Requirements” (as to the Awak Mas property).

The number of claims/concessions, the area of the claims, either in hectares or acres.

This information is included in the new Exhibit 99.1 in the form as proposed to be included with future filings, under the headings “Claim, License or Concession Name” (totals shown at end of column) and “Surface Area”.

Comment (8)

Please insert a small-scale map showing the location and access to all material properties, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note that the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings with the following features:

•                  A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•                  A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•                  A north arrow.

•                  An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•                  A title of the map or drawing, and the date on which it was drawn.

•                  In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response (8):

In response to the above Comment, the Company confirms that it will include in future filings small-scale maps in forms as provided supplementally to the Staff showing the location and access to all material properties. Please see attached Appendix A which sets forth the Company’s proposed revised disclosure for “Item 2. Properties” which the Company would propose to include in future filings.

Comment (9):

Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•                  The location and means of access to the property, including the mode of transportation utilized to and from the property.

•                  Any conditions that must be met in order to obtain or retain title to the property.

•                  A description of any work completed on the property and its present condition.

•                  The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•                  A description of equipment, infrastructure, and other facilities.

•                  The current state of exploration of the property.

•                  The total cost incurred to date and all planned future costs.

•                  The source of power and water that can be utilized at the property.

•                  If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Response (9):

In response to the above Comment, the Company would propose revising the disclosure in “Item 2. Properties” in future filings as set forth in the attached Appendix A. Please see specific responses as to each of the above points as repeated below:

The location and means of access to the property, including the mode of transportation utilized to and from the property.

This information is proposed to be included in a new section under each of the individual property discussions under the heading “Infrastructure and Access” except for the Long Valley and Guadalupe de los Reyes properties, where the information is included in the first paragraph under the respective property discussions. Please see attached Appendix A which sets forth proposed changes for future filings.

Any conditions that must be met in order to obtain or retain title to the property.

Please see response to Comment (7) above under the heading “The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments”.

The individual property descriptions as included in the 2007 Form 10-K include the terms of the Company’s acquisition of the property and, in cases where the Company is still meeting the terms under option agreements in connection with its acquisition of the property, these terms are disclosed under the individual property headings. Please see attached Appendix A for description of remaining option payment obligations of the Company with respect to the Yellow Pine and Guadalupe de los Reyes properties, all as included in the 2007 Form 10-K.

A description of any work completed on the property and its present condition.

The individual property descriptions as included in the 2007 Form 10-K include descriptions of the work completed on each property. The information concerning the present condition of the properties is proposed to be included in a new section under each of the individual property discussions under the heading “Infrastructure and Access” except for the Long Valley and Guadalupe de los Reyes properties where a description of the property condition is not relevant given the limited amount of activities undertaken by the Company at these properties. Please see attached Appendix A which sets forth proposed changes for future filings.

The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

This information is proposed to be included in a new section under each of the individual property discussions under the heading “Infrastructure and Access” except for the Long Valley and Guadalupe de los Reyes properties where such discussion is not applicable. Please see attached Appendix A which sets forth proposed changes for future filings.

A description of equipment, infrastructure, and other facilities.

This information is proposed to be included in a new section under each of the individual property discussions under the heading “Infrastructure and Access” except for the Long Valley and Guadalupe de los Reyes properties where such discussion is not applicable. Please see attached Appendix A which sets forth proposed changes for future filings.

The current state of exploration of the property.

The individual property descriptions as included in the 2007 Form 10-K include descriptions of the work completed on each property.

The total cost incurred to date and all planned future costs.

This information is proposed to be included at the end of the discussion under the heading “Geology” for each property.  Please see attached Appendix A which sets forth proposed changes for future filings.

The source of power and water that can be utilized at the property.

This information is proposed to be included in a new section under each of the individual property discussions under the heading “Infrastructure and Access”. Please see attached Appendix A which sets forth proposed changes for future filings.

If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

This statement is proposed to be included at the end of the discussion for each property except Paredones Amarillos. Please see attached Appendix A which sets forth proposed changes for future filings.

Commencement of Definitive Feasibility Study, page 24

Comment (10):

Given the status of your properties, please include risk factors that address risks commonly associated with reserve estimates that are based only on a prefeasibility study. Please address the risks associated with the following points:

•                  The accuracy commonly associated with this level of study

•                  The limited amount of drilling and modeling completed to date

•                  The process testing may be limited to small pilot plants and bench scale testing

•                  The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale

•                  The preliminary nature of your mine plans, geotechnical, and processing concepts

•                  The resulting preliminary operating and capital cost estimates

•                  Metallurgical flow sheets and recoveries are in development

•                  The probability that a pre-feasibility study may understate your capital and operating cost estimates

Response (10):

In response to the above Comment, the Company respectfully notes that many of the above points were addressed in a risk factor entitled “Feasibility study results and preliminary assessments results are based on estimates that are subject to uncertainty” on page 13 of the 2007 Form 10-K, in Part I — Item 1A. Risk Factors. For future filings, the Company would propose to address these risks with further references to the above points as appropriate, as shown in the underlined language below:

“Feasibility study results and preliminary assessment results are based on estimates that are subject to uncertainty.

“Feasibility studies are used to determine the economic viability of a deposit, as are pre-feasibility studies and preliminary assessments. Feasibility studies are the most detailed and reflect a higher level of confidence in the reported capital and operating costs. Generally accepted levels of confidence are plus or minus 15% for feasibility studies, plus or minus 25-30% for pre-feasibility studies and plus or minus 35-40% for preliminary assessments. These levels reflect the levels of confidence that exist at the time the study is completed. While these studies are based on the best information available to us for the level of study, we cannot be certain that actual costs will not significantly exceed the estimated cost. While Vista incorporates what it believes is an appropriate contingency factor in cost estimates to account for this uncertainty, there can be no assurance that the contingency factor is adequate.

“The economic viability of a deposit is based on many factors that are subject to uncertainty.

“Many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and estimates of future gold prices. Resource estimates are based on the results of many drill holes and the interpolation of those results between holes. There is no certainty that metallurgical recoveries obtained in bench scale or pilot plant scale tests will be achieved in commercial operations. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, ground and mining conditions, expected recovery rates of the gold from the ore and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and as a result, we cannot give any assurance that our development or exploration projects will become operating mines. Further, it may take many years from the initial phase of drilling before production is possible and, during that time, the economic feasibility of exploiting a discovery may change as the result of changing commodity and supply costs. If a mine is developed, actual operating results may differ from those anticipated in a feasibility study.”

Mt. Todd, page 26

Comment (11):

We note your disclosures regarding capital cost estimates developed with a preliminary economic assessment or scoping study for several of your properties.

Please disclose the purpose and accuracy associated with this level of study for your properties, list all basic operational and estimation assumptions, and in the event of multiple assessment scenarios, please present these scenarios in tabular form for comparison.

Response (11):

In response to the above Comment, the Company would propose revising the disclosure in “Item 2. Properties” in future filings as set forth in the attached Appendix A in the underlined language under each of “Paredones Amarillos – Commencement of Definitive Feasibility Study”, “Mt. Todd – Geology”, “Awak Mas – Geology” and “Yellow Pine – Geology”.

Comment (12):

The cutoff grade is a critical component used to evaluate the potential of your mineral properties. Please disclose the operating costs and recovery parameters used to determine your cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a  mineral resource has reasonable prospects for economic extraction, listing the parameters you used such as commodity price, recovery, and cost. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Response (12):

In response to the above Comment, the Company would propose revising the disclosure in “Item 2. Properties” in future filings as set forth in the attached Appendix A in the underlined language starting in the fifth paragraph under “Mt. Todd – Geology”.

In connection with the above responses, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter responds to all comments contained in Ms. Davis’ letter of May 9, 2008. If you have any questions, please do not hesitate to call the undersigned at (720) 981-1185.

Very truly yours,

Vista Gold Corp.

By:	/s/ Gregory G. Marlier
Gregory G. Marlier
Chief Financial Officer

cc:                                 Ms. Kimberly Calder

Ms. Jennifer O’Brien

Mr. Ken Schuler

Appendix A

ITEM 2. PROPERTIES.

Detailed information is contained herein with respect to the Paredones Amarillos, Mt. Todd, Awak Mas, Yellow Pine, Long Valley, Guadalupe de los Reyes and Amayapampa projects, The Corporation holds the Paredones Amarillos and Guadalupe de los Reyes projects through its wholly-owned subsidiary, Minera Paredones Amarillos S.A. de C.V.; Mt. Todd is held through its wholly-owned subsidiary, Vista Gold Australia Pty Ltd., Awak Mas is held through its indirect wholly-owned subsidiary, PT Masmindo Dwi; the Yellow Pine project is held through its indirect wholly-owned subsidiary, Idaho Gold Resources LLC.; Long Valley is held through its indirect wholly-owned subsidiary Vista Gold California LLC; and Amayapampa is held through its indirect wholly-owned subsidiary, Minera Nueva Vista S.A. Estimates of reserves and mineralization herein are subject to the effect of changes in metal prices, and to the risks inherent in mining and processing operations.

Paredones Amarillos

Paredones Amarillos is located 40 miles southeast of the city of La Paz, in the Mexican state of Baja California Sur. The project area covers over 15,131 acres. A table with a list of the mining concessions and the holding requirements is found in Exhibit 99.1.  A map showing the location of the mining concessions is included below.

590000E
595000E
2620000N
2615000N
Vista Gold
Exploration
Concession
NORTH
0
1
2
Kilometers
Unpaved
Access
Road
EL PICACHUDO
189602
TOCOPILLA
204511
VALLE PERDIDO
REDUCCION 2
227346
LA RICA
206545
LA DIFICULTAD
203910
JULIA
204485
SAN ANTONIO
180064
EL ARBOL
DE ORO
184973
LA ENCANTADA
FRACCION 1
MAILE
207581
VALLE PERDIDO
FRACCION I
LA ENCANTADA
FRACCION II
218415
LA ENCANTADA
FRACCION I
218417
LA ENCANTADA
FRACCION 2
CERRO
PEDREGOSO
C. EL TALAYOTE
El Iguajil
C. EL PEDREGOSO
Los Sauces
Agua
de Enmedio
C. EL ALAMITO
El Valle
Perdido
C. LOS GATOS
San Agustín
El Chinal
C. SAN RAMON
C. LOS BELTRAN
C. PELON
Los Paredechas
Paso
de la Junta
La Encantada
El Saucito
Hierba
del Marzo
Jesus Maria
Mina
Mexico
Pacific
Ocean
Gulf of
California
La Paz
Cabo San Lucas
Vista Gold
Mining Concessions
VISTA
GOLD
CORP.
Paredones Amarillos
Project
Land Status
Data By:
Date: May, 2008
Scale: As Shown
File Name:
Revision:

We acquired 100% of the project on August 29, 2002, from Viceroy Resource Corporation (“Viceroy”). To acquire the project, we paid cash of CDN $1.0 million and issued 303,030 equity units comprised of one common share and one purchase warrant to purchase one common share to Viceroy, and on August 29, 2003, we paid Viceroy the remaining CDN $0.5 million due pursuant to the acquisition contract (see also Consolidated Financial Statements—Note 6).

The Paredones Amarillos project has been a significant exploration target since the 1980s. In 1997, Echo Bay Mines Ltd. (“EBM”) completed a final feasibility study for an open pit mine on the project. As a result of the subsequent decline in gold prices, start-up was postponed. EBM holds a 2% net profits interest on certain concessions of the project, subject to a cap of $2 million. Additionally, Minera Tepmin, S.A. de C.V., holds a 1% net smelter returns royalty on two concessions.

The project holds environmental authorizations for the purpose of the following: project development including access road, power line, telephone communications, and infrastructure to supply water; construction and operation of a tailings dam; disposal of tailings; construction of a mill; and installation of three pumping stations.

Infrastructure and Access

The project is accessible by existing public roads: paved highway to within nine miles of the project and dirt roads for the remainder.  We plan to upgrade portions of the existing dirt road and construct approximately four miles of new gravel road.  A map showing the location of the project is included above.  At the present time the project area is undeveloped with only a couple of sheds used for drill sample storage and the drill access roads constructed during the exploration phase.  The company maintains an office in the city of La Paz.

High voltage electrical power will be available from an existing sub-station located approximately nine miles north of the project area.  We intend to construct a new power line from the sub-station to the project.  The power line design has been completed and the right-of-way agreements are in place. We intend to use desalinated sea water for the project.  The water supply plan contemplates a 25-mile pipeline to transport water from the Pacific Coast to the project site.

Geology

General geology consists of diorite roof pendants intruded by a granodiorite batholith with local low and high-angle fault zones. A north-east striking, south-east dipping low-angle fault zone is the main host of gold mineralization at Paredones Amarillos. Movement along this structure has been characterized as reverse, resulting from compression. Secondary, high-angle faulting is thought to control the higher-grade mineralization at the project.

The known gold mineralized material occupies an inverted U-shaped block with an approximate strike length of 3,600 feet east-west, a width of approximately 1,000 feet north-south, and a thickness of approximately 100 feet. The apex of the “U” is near the center of the proposed pit with the legs forming the east and west pit lobes.

Preliminary Feasibility Study

In September 2005, we announced the results of a preliminary feasibility study for the Paredones Amarillos project. A feasibility study was previously completed by EBM in 1997, and the new study was issued on September 23, 2005, by MDA of Reno, Nevada, an independent consulting firm, in accordance with Canadian National Instrument 43-101 (“NI 43-101”), under the supervision of Mr. Neil Prenn, P. Eng., a Qualified Person independent of Vista Gold. The new study was based in part on the EBM 1997 study. MDA was assisted in the effort by Resource Development Incorporated (“RDI”) of Wheat Ridge, Colorado, in metallurgical testing and process redesign, and by WLR Consulting of Lakewood, Colorado, in mine design. In June 2007, we announced updates by MDA and RDI to the costs and economic analyses used in the 2005 report to reflect mid-year 2007 parameters. These updates were presented in a technical report in compliance with Canadian National Instrument 43-101 guidelines, under the supervision of Mr. Neil Prenn, P. Eng., a Qualified Person independent of Vista Gold.

Proven and probable mineral reserves were unchanged from the 2005 report and were determined within a proposed open pit mine, which was designed employing a Lerchs-Grossmann optimization technique based on U.S. $400 per ounce gold price. The results are summarized in the following table:

	Paredones Amarillos Mineral Reserve Estimate(1) (0.011 opt gold internal cutoff grade)
	Ore Tons	Gold Grade	Contained Gold	Waste Tons	Strip Ratio
	(millions)	(opt)	Ounces	(millions)	(Waste:Ore)

Proven	12.896	0.032	419,000
Probable	41.058	0.028	1,158,000
Totals	53.954	0.029	1,577,000	187,715	3.48

(1)          Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves: The estimates of mineral reserves shown in this table have been prepared in accordance with Canadian National Instrument 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Accordingly, the disclosure of mineral reserves herein may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

Based on guidelines provided by the SEC, since we have obtained a preliminary feasibility study but not a bankable feasibility study with respect to the above, we are reporting no reserves under U.S. SEC standards.

The mineralization model used to estimate the mineral reserves was reported by us in a press release dated August 29, 2002, based on an independent NI 43-101 technical report prepared by Snowden Mining Industry Consultants of Vancouver, British Columbia. According to the report, dated August 20, 2002, the mineralized material above 0.015 ounces of gold per ton cut-off grade was estimated to be 61.4 million tons at a grade of 0.031 ounces of gold per ton.

In late 2004 and in 2005, we conducted geologic mapping, soil and rock geochemistry and an induced polarization geophysical survey across the Tocopilla target 2.4 miles north of and on trend with the known Paredones Amarillos gold deposit. The results of the program outlined wide zones of weakly anomalous gold mineralization. We partially tested the target area with seven core drill holes in 2005, two of which intersected weak gold mineralization indicating the Paredones Amarillos mineralization extends into this area, but the discovery of economic gold mineralization is uncertain and more testing is warranted.

Commencement of Definitive Feasibility Study

In August 2007, we announced the start of a definitive feasibility study which we anticipate will be completed in the third quarter of 2008. We plan to commence construction on the project in the second half of 2008 in the event that we receive a favorable feasibility study. In January 2008, we announced that we had purchased a substantial portion of the mill equipment needed for the project for $16 million. The used equipment will be refurbished as necessary and shipped to the site during 2008. See “Item 1. Business. — Subsequent Events — Agreement to Purchase Equipment for the Paredones Amarillos Project”.

In February 2008, we announced that our managing technical consultant for the definitive feasibility study, SRK Consulting (US), Inc. of Lakewood, Colorado, has updated operating and capital cost estimates based on preliminary estimates prepared by the consultants retained to complete the definitive feasibility study. The updated estimates incorporate actual prices for a substantial portion of the mill equipment and budget prices for mine equipment. The cost estimates assume an open pit mine and whole-ore leach processing with estimated metallurgical recovery of 91.5% to produce an average annual gold production of 117,000 ounces of gold per year over its 12.4-year life. The preproduction capital and preproduction development costs for the project using the whole-ore leach process are estimated to be approximately

$169.1 million and the operating costs are estimated to be approximately $12.53 per ton of ore processed, which represents an increase in the amounts previously disclosed in our press release dated June 21, 2007. Work on the project is still ongoing and as a result, the estimated preproduction and estimated operating costs may change as further work is conducted. We expect the capital and operating costs for the feasibility study to be plus or minus 15% of what might be incurred in actual construction and operations.

Total costs incurred for this property through December 31, 2007 were $3,987,000 including acquisition costs and exploration and land costs.  Of this amount, $769,000 was spent for exploration activities during 2007.  Currently planned costs for 2008, which are being determined on an ongoing basis as discussed below, include approximately $3.3 million for costs related to the bankable feasibility study being conducted at the project, and other outside consultants relating to the project, as well as annual holding taxes of approximately $58,000.  As previously reported, during 2008 we purchased used mining equipment for this project, at a cost of $16 million.  Other expenditures for 2008 are being determined based primarily on progress of the bankable feasibility study currently being conducted at the project

Mt. Todd

Effective March 1, 2006, we and our subsidiary Vista Gold Australia Pty Ltd. entered into agreements with Ferrier Hodgson, the Deed Administrators for Pegasus Gold Australia Pty Ltd. (“Pegasus”), the government of the Northern Territory of Australia and the Jawoyn Association Aboriginal Corporation (“JAAC”) and other parties named therein, subject to regulatory approvals, to purchase a 100% interest in the Mt. Todd gold mine (also known as the Yimuyn Manjerr gold mine) in the Northern Territory, Australia. Under these agreements, we are guarantor of the obligations of our subsidiary Vista Australia.

As part of the agreements, we agreed to pay Pegasus, AU$1.0 million ($739,600) and receive a transfer of the mineral leases and certain mine assets; and pay the Northern Territory’s costs of management and operation of the Mt. Todd site up to a maximum of approximately AU$375,000 (approximately $277,500) during the first year of the term (initial term is five years, subject to extensions), and assume site management and pay management and operation costs in following years. Additionally, we were to issue common shares with a value of CDN$1.0 million (amounting to 177,053 common shares) to the JAAC as consideration for the JAAC entering into the agreement and for rent for the use of the surface overlying the mineral leases until a decision is reached to begin production. Other agreement terms provide that we will undertake a technical and economic review of the mine and possibly form one or more joint ventures with the JAAC. In June 2006, the transactions contemplated under the agreements were completed and effective, with funds held in escrow released to the ultimate vendors and the common shares issued to the JAAC.

In August and September 2007 we obtained several new exploration licenses, located generally to the north of and contiguous to the Mt. Todd mining licenses.  A table with a list of the mining and exploration licenses and the holding requirements is found in Exhibit 99.1.  A map showing the location of the mining and exploration licenses is included below.

Mt. Todd
Northern Territory
AUSTRALIA
MOUNT TODD GOLD PROJECT
Unpaved Access Road
EL25576
MLN1070
EL25670
Katherine
170000E
180000E
190000E
200000E
210000E
220000E
8470000N
8460000N
8450000N
8440000N
8430000N
8420000N
EL25668
EL25669
EL25576
MLN1070
MLN1071
MLN1127
EL25670
VISTA GOLD CORP.
Mt. Todd Project
Land Status
Data By:
File Name:
Date: May, 2008
Revision:
Scale: As Shown

Infrastructure and Access

The project is accessible from Katherine by existing paved public roads and approximately two and a half miles of paved private road.  We control and maintain the private paved road.  A map showing the location of the project is included above.

Mt. Todd was an operating mine in the late 1990s.  Although most of the processing equipment and facilities were removed from the site, basic infrastructure items are still in place, including:  access control point, small shop and office, mill building and various concrete slabs and floors.  The Batman Pit is partially filled with water that has been pumped from the containment pond downstream of the waste dumps.  We will have to dewater the pit and treat the water for discharge prior to the start of operations.  The Mt. Todd site was not reclaimed when the mine closed and as a result, the dumps and heap leach pad require ongoing care and maintenance.  Vista provides that care and maintenance, but is not responsible for the environmental liability resulting from previous operations until we take the decision to re-open the mine and have received the appropriate permits.

A medium voltage power line supplies the site with electrical power.  The Mt. Todd project generated its own power using natural gas.  The natural gas pipeline is still in place.  The project has its own fresh water reservoir which is intended to supply all of the project’s water needs.

Geology

The Mt. Todd project is located 50 kilometers northwest of Katherine, Northern Territory, Australia. The project area covers 13,257 acres. The Mt. Todd gold mine is situated within the southeastern portion of the Early Proterozoic Pine Creek Geosyncline. The Batman deposit geology consists of a sequence of hornfelsed interbedded greywackes and shales with minor thin beds of felsic tuff. Bedding consistently strikes at 325°, dipping 40° to 60° to the southwest. Northerly trending sheeted quartz sulfide veins and joints striking at 0° to 20° and dipping 60° to the east are the major controls for mineralization in the Batman deposit. The veins are 0.04 to 4 inches in thickness with an average thickness of around 0.4 inches and occur in sheets with up to six veins per horizontal foot. These sheeted veins are the main source of gold mineralization in the Batman deposit. In general, the Batman deposit is 4,800 to 5,100 feet in length by 1,200 to 1,500 feet in true width and 1,500 to 1,800 feet in known down-dip extension (the deposit is open along strike and at depth).

Based on a review of project files, our management believes that approximately 27.1 million short tons grading 0.031 gold ounces per ton and containing 826,000 ounces of gold were extracted between 1996 and the termination of mining in 2000. Processing was by a combination of heap-leach production from oxide ore and cyanidation of sulfide ore. The remaining mineralization consists of sulfide mineralization lying below and along strike of the existing open pit.

On June 26, 2006, we announced that an analysis of mineralized material was completed for the Batman deposit at on June 26, 2006, by Gustavson Associates, LLC (“Gustavson”) of Boulder, Colorado, under NI 43-101 under the direction of Mr. John Rozelle, an independent Qualified Person, utilizing standard industry software and resource estimation methodology. The report includes the results of 91,225 assay intervals from 730 drill holes (225 core, 435 reserve circulation and 70 rotary drill holes) done by BHP Resources Pty Ltd., Zapopan NL and Pegasus with assaying by Australia Assay Laboratories in Pine Creek and Alice Springs, Classic Comlabs in Darwin and Pegasus’ onsite lab. Pegasus mined part of the Batman deposit from 1993 to 1997, and a joint venture comprising Multiplex Resources Pty Ltd. and General Gold Resources Ltd. mined the deposit from 1999 to 2000.

The deposit has a drill hole spacing that varies from 80 feet by 80 feet to 260-330 feet by 260-330 feet and generally averages 160 feet by 160 feet. All assaying was fire assay on 50-gram charges. It is the opinion of Gustavson that quality control and quality assurance methods employed by the various companies working at Mt. Todd were standard at the time of the work, and the work including quality control and quality assurance methods has been audited several times by independent consultants.

Based on the report, the mineralized material for the Batman deposit, above a 0.015 ounces of gold per ton cut-off grade, was estimated to be 62.1 million tons at a grade of 0.028 ounces of gold per ton. The cut-off grade was calculated using the operating costs estimated by Gustavson plus an additional $0.10 per tonne ($0.09 per ton) processed for environmental and regulatory costs with a gold price of $600 per ounce and an assumed metallurgical recovery of 82% as follows:

Cut-off Grade = ($1.10+$5.88+$0.13+$0.09) / ($600 * 0.82) = 0.015 ounces gold per ton

Subsequent to the completion of the resource estimate, metallurgical evaluations were completed which indicated that a metallurgical recovery of 87% could be achieved.  This was incorporated into the cash flow analysis, but a new cut-off grade was not calculated.

An NI 43-101 preliminary assessment was completed on December 29, 2006, by Gustavson under the direction of John W. Rozelle, P.G., an independent Qualified Person. In undertaking the preliminary assessment, Gustavson considered the economic and technical parameters associated with development of the mineralized material by open-pit mining. The study included a conceptual process flowsheet developed by Resource Development Inc. of Wheat Ridge, Colorado, which is based on preliminary testwork and includes a flotation circuit to recover a bulk sulfide concentrate, and further flotation to separate a copper sulfide concentrate that would contain about one-half of the gold and which would be shipped to a smelter. A pyrite concentrate containing about one-half of the gold would also be produced and this concentrate would be cyanide leached to recover the gold. The cyanide in the sulfide residue would be neutralized, following which the residue would be filtered to dry it, and then placed on a lined pad. MWH Australia Pty Ltd (“MWH”) designed conceptual tailing disposal facilities, including utilizing the existing tailing facility, and estimated capital costs for these facilities. MWH also completed a closure study and cost estimate for closing the mine and facilities following resumption of production.

In the preliminary assessment, Gustavson assumed a 33,000 short ton-per-day (11.7 million short tons-per-year) ore production rate, resulting in a ten-year operating life. Overall gold recovery is estimated at 87% and copper recovery at 70%.

The cost estimates used in the preparation of a preliminary assessment are very preliminary and may increase significantly for actual construction and operations. Startup capital is estimated by Gustavson at $264 million. Mining costs are estimated at $1.21 per tonne ($1.10 per ton) of material mined, processing costs are estimated at $6.48 per tonne ($5.88 per ton) of ore processed and general and administrative costs are estimated at $0.14 per tonne ($0.13 per ton) processed. Based on these preliminary numbers, a review of the project economics indicates that the project continues to look favorable.

Additionally, in 2006, we applied for exploration rights to tenements totaling about 273,380 acres adjoining the mining tenements, which were granted in 2007, at which time we began to compile data from previous exploration companies in order to assess the exploration potential.

An infill core drilling program consisting of 25 holes totaling 32,425 feet of drilling was completed in June 2007 to attempt to increase the mineralized material in areas where the drill spacing is too wide to have confidence in the presence and grade of mineralized material within the planned pit, to expand the amount of mineralized material if possible, and to provide fresh samples for metallurgical testing. By the end of 2007, all gold assays had been received, with some check assays and base metals assays pending. In early 2008, we commissioned a new study to update estimates of mineralized material that will include base metal content.

In late February 2008, we announced an NI 43-101 updated estimate of mineralized material by Tetra Tech of Golden, Colorado. This updated estimate was completed under the direction of Mr. John Rozelle, P.G., an independent Qualified Person, utilizing standard industry software and estimation methodology. Results of prior drilling plus the additional drilling we completed in 2007 were included in the estimate. The new estimate of mineralized material is 98.4 million tons at a grade of 0.029 ounces gold per ton at a cutoff grade of 0.015 ounces gold per ton and represents an increase of 65% in mineralized material over the prior estimate. Additional core drilling is planned for 2008 to continue to upgrade estimates of mineralized material and to expand the mineralized material, if possible.

Total costs incurred for this property through December 31, 2007 were $7,330,000 including acquisition costs and exploration and land costs.  Of this amount, $4,455,000 was spent for exploration activities during 2007.  Currently planned costs for 2008 are approximately $6.4 million, of which approximately $4 million would be for drilling costs and pre-feasibility and consulting costs.  Other costs include annual rent of approximately $61,000 as well as costs of approximately $200,000 for annual work requirements.

This property is without known reserves and the proposed program is exploratory in nature.

Awak Mas

On May 27, 2005, we completed our acquisition of the Awak Mas gold deposit in Sulawesi, Indonesia, for a purchase price of $1.5 million. The acquisition of the Awak Mas Project involved the purchase, through the Corporation’s wholly-owned subsidiary Vista Gold (Barbados) Corp. (“Vista Barbados”), of all of the outstanding shares of Salu Siwa Pty Ltd, an Australian company (“Salu Siwa”) from the two owners of Salu Siwa: Weston Investments Pty Ltd., an Australian company (“Weston”) and Organic Resource Technology Limited, an Australian company (“ORT”). Weston and ORT respectively owned 66% and 34% of the outstanding Salu Siwa shares. Salu Siwa in turn owns 99% of the outstanding shares of PT Masmindo Dwi, an Indonesian company (“PT Masmindo”), which is the direct holder of the Awak Mas Project. The remaining 1% of the outstanding PT Masmindo shares is held by Vista Gold (Barbados). This Project is held by Vista Gold through a contract of work (“CoW”) with the Indonesian government.

A table with a list of the licenses included in the CoW and the holding requirements is found in Exhibit 99.1.  A map showing the location of the CoW is included below.

120°00'
120
3°15'
Tarra
Salu Bulo Area
Awak Mas Resource
120°15'
Main Access Road
3°30'
Contract of Work Area
3°45'
120
120°00'
120°15'
NORTH
0 2 4 6 8 10
Scale in Kilometers
SULAWESI
INDONESIA
AWAK MAS PROJECT
VISTA GOLD CORP.
Awak Mas Project
Sulawesi, Indonesia
Land Status
Data By:
File Name:
Date: May, 2008
Revision:
Scale: As Shown

Infrastructure and Access

The project is accessible by existing secondary paved and gravel public roads.  The access roads will require improvements in order to support the loads associated with the construction of the project.  A map showing the location of the project is included above.  At the present time the project area is undeveloped with only a small office/camp complex and a couple of sheds used for drill sample storage and the drill access roads constructed during the exploration phase.

Electrical power is presently supplied by diesel generator.  Project power requirements may be supplied by diesel generated power or with commercial power from Palopa.  If the latter is chosen, approximately 25 miles of new power line construction will be required.  The project is located at the headwaters of a significant river system.  We believe that a small water reservoir can be constructed to provide water for the project.

Geology

The Awak Mas property is situated on the southern side of the Central Sulawesi Metamorphic Belt within a 30-mile long, north-northeast trending fault-bounded block of basement metamorphic rocks and younger sediments. The property covers approximately 221,530 acres. The western margin of this block is represented by an easterly dipping thrust, whereas the eastern margin is defined by a major basement structure. Imbricate faulting has complicated the internal morphology of the block. The property is dominated by the late Cretaceous Latimojong Formation, consisting of phyllites, slates, basic to intermediate volcanics, limestone and schist representing a platform and/or fore arc trough flysch sequence. The Latimojong Formation overlies basement metamorphic rocks dominated by phyllites and slates. Both sequences have been intruded by late-stage plugs and stocks of diorite, monzonite and syenite. To the east of the metamorphic block, basic intermediate intrusives, pyroclastics and volcanogenic sediments comprising the Mesozoic Lamasi Ophiolite Complex appear to have been obducted into a position effectively overlying the younger flyschoid sequence and basement metamorphics during continental accretion.

Gold mineralization is distinctly mesothermal in character, atypical of the more ubiquitous low temperature or epithermal precious metal mineralization within many island arc environments in Indonesia. Gold is associated with sulphur-poor, sodic-rich fluids introduced at a relatively late stage in the tectonic history. Albite-pyrite-silica-carbonate alteration, which accompanies gold deposition, clearly overprints the ductile fabric associated with deformation and metamorphism in the older basement lithologies.

The majority of gold mineralization on the property, including the Awak Mas deposit, is predominantly hosted within the flysch sequence, which typically dips at between 15° and 50°, generally towards the north. The majority of gold mineralization is associated with abundant quartz veining and silica—albite-pyrite alteration; however, the association of gold and quartz is not ubiquitous, with some vein zones appearing to be locally barren of mineralization.

Two main styles of mineralization are present. The first represents broad shallow dipping zones of sheeted and stockwork quartz veining and associated alteration that conform to the shear fabric, especially within the dark, graphitic mudstones. The other style consists of steeper dipping zones of quartz veining and breccias associated with high angle faults cutting both the flyschoid cover sequence and basement metamorphics.

Late-stage, north-northeast trending normal faults locally disrupt or offset mineralization. A surface layer of consolidated scree and colluvium averaging 1.8 to 2.4 feet (maximum 9 feet) in thickness veneers the deposit. The base of weak oxidation within the mineralized sequence typically is within 12 feet of surface.

A final feasibility study was completed by independent consultants in 1997 for Lone Star supporting a mining scenario of 3 million metric tons per year of ore. Independent valuations of the project were completed in 2000 and 2003 as well. Over $43 million has been spent on the project by previous operators.

During 2005, we initiated an exploration program designed to identify drill targets in outlying surface indications of gold mineralization. The program involved soil and rock geochemistry, drilling shallow test holes to obtain bedrock samples, geologic mapping and interpretation of results. In 2006, we completed a 13-hole diamond drill program totaling 8,440 feet that was designed to upgrade shows of mineralization into reportable amounts.

Gustavson Associates LLC (“Gustavson”) of Boulder, Colorado, completed a third-party NI 43-101 technical study for us on June 6, 2007. An assay database for 803 drill holes (654 core and 158 reverse circulation holes) totaling 319,639 feet of drilling was used to estimate mineralized material using a cutoff grade of 0.015 ounces of gold per ton. Mineralized material is estimated at 45.9 million tons averaging 0.036 ounces of gold per ton.

Gustavson was commissioned in June 2007 to complete a preliminary assessment of the project under Canadian National Instrument 43-101 standards. The study was completed on January 16, 2008, under the direction of John Rozelle, an independent qualified person. In undertaking the preliminary assessment, Gustavson considered the economic and technical parameters associated with development of the mineralized material by open-pit mining. The study included a process flowsheet based on three stages of laboratory and pilot plant test programs from 1994 to 1997. The flowsheet was developed by Minproc Engineers Ltd. in 1997, and reviewed and approved by Resource Development Inc. of Wheat Ridge, Colorado, for this study. The flowsheet includes a flotation circuit to recover gold associated with sulfide minerals following which the concentrate would be treated in a carbon-in-leach circuit to recover the gold. The benign tailings from the flotation circuit would flow by gravity into a tailings impoundment and the sulfide tailings would be detoxified, filtered and conveyed to a small “dry-stack” sulfide tailings storage facility. MWH Americas Inc. of Denver and Steamboat Springs, Colorado, prepared the tailings disposal sites layout and closure plans, and assessed permitting requirements. The potential development included four different scenarios that would produce an estimated 0.6 to 1.0 million ounces of gold over a project life of 7 to 15 years. Gustavson estimated the preproduction capital to be $124 million to $178 million, depending on the scenario, and the total capital cost over the project life to be $148 million to $218 million. The cost estimates used in the preparation of a preliminary assessment are very preliminary and may increase significantly for actual construction and operations.

Total costs incurred for this property through December 31, 2007 were $3,269,000 including acquisition costs and exploration and land costs.  Of this amount, $679,000 was spent for exploration activities during 2007.  Currently planned costs for 2008 are approximately $1.9 million, of which $1 million would be for feasibility study and consulting costs.  Other costs include annual holding requirements of approximately $90,000, with the remainder for ongoing project costs.

This property is without known reserves and the proposed program is exploratory in nature.

Yellow Pine

The Yellow Pine gold project is located in the Salmon River Mountains of central Idaho in an area of historical gold, antimony and tungsten mining known as the Stibnite or Yellow Pine Mining District. The district is located in Valley County about 60 miles east of McCall, Idaho, and 10 miles southeast of the small settlement of Yellow Pine, Idaho. The project consists of 17 patented mining claims covering about 304 acres. A table with a list of the mining claims and the holding requirements is found in Exhibit 99.1.  A map showing the location of the mining claims is included below.

Yellow Pine District
Stibnite
7 ½' Quad
Idaho
8.5 miles to
Yellow Pine, Idaho
Unpaved Access Road
Fair Deal No. 4
MS 3425
Fair Deal No. 1
Camp Bird
No. 2
Fair Deal No. 2
Fair Deal No. 3
A No. 1
Hennessy Lode
Mine No. 7
Hennessy No. 1
Hennessy No. 4
Hennessy No. 2
Hennessy No. 6
Hennessy No. 3
Hennessy No. 5
Homestake
Homestake No. 2
Homestake No. 1
Homestake No. 6
YP 1
YP 2
YP 3
YP 4
YP 5
YP 6
YP 7
YP 8
T 19 N
T 18 N
Midnight
Patented Lode Claims
Unpatented Lode Claims
North Tunnel
Mine
NORTH
2000 Feet
500 Meters
Fiddle
Garnet
Forest Grove
Ruins
Meadow Creek
Mine
Meadow Creek
Landing Field
Stibnite
Yellow Pine
IDAHO
Boise
VISTA
GOLD
CORP
Yellow Pine Project
Land Status
Data By:
File Name:
Date: May, 2008
Revision:
Scale: As Shown

On November 7, 2003, Vista Gold, through Idaho Gold Resources LLC (“Idaho Gold”), an indirect, wholly-owned subsidiary of Vista Gold, entered into an Option to Purchase Agreement with Bradley Mining Company for a nine year option to purchase 100% of Yellow Pine for $1,000,000. Idaho Gold made an option payment of $100,000 upon execution of the agreement. The agreement calls for Idaho Gold to make nine more yearly payments of $100,000 on or before each anniversary date of the agreement, for a total option payment price of $1,000,000, and annual payments of $100,000 each were made in 2004, 2005, 2006 and 2007 (see Consolidated Financial Statements—Note 5). If Idaho Gold exercises its option to purchase the project, all option payments shall be applied as a credit against the purchase price of $1,000,000, Idaho Gold has the right to terminate the agreement at any time without penalty. Eleven of the claims are subject to an underlying 5% net smelter returns royalty.

Infrastructure and Access

The project is accessible by existing public gravel roads.  The town of Yellow Pine, Idaho has year-round access.  From Yellow Pine, the remaining 11 miles of access to the project is by means of a gravel road that is presently not passable in the winter months. We expect to improve portions of this road and implement a winter road maintenance plan.  A map showing the location of the project is included above.

The Yellow Pine Mine operated on an irregular basis from 1938 to 1952.  There is a small open pit and some old buildings in various states of disrepair.  At the present time, Vista has no installations at or near the Yellow Pine Project.

There is no present source of power at the Yellow Pine Project, nor has planning advanced to the point of determining the source of power for the project.  At the present, it is assumed that water for the project will be available from wells, pit de-watering, and/or the East Fork of the South Fork of the Salmon River, but our planning has not advanced to the point of a definitive determination.

Geology

The Yellow Pine Mining District is located within the Cretaceous age Idaho Batholith, near its eastern border and adjacent to the Meadow Creek fault zone. The gold deposits of the Yellow Pine district are hosted primarily in the quartz monzonites of the Idaho batholith and within the major shear and fault zones that transect the district. Ore deposits also occur in the metasediments of a large roof pendant within the granitic rocks. Historic mining of the Yellow Pine and the Homestake open pits on the Yellow Pine property has depleted the oxide gold mineralization, but significant sulfide gold mineralization remains unmined. Historically, the mine has produced about 700,000 ounces of gold from a combination of byproduct gold from tungsten and antimony mining and more recent heap-leach production from oxide ore.

Gold and antimony occur principally in veinlets, stockworks, fissure-fillings, and massive lenses. Gold appears to be associated with pyrite and arsenopyrite whereas silver is associated with antimony. The primary gold mineralization occurs within a zone of stockwork sulfide veinlets also containing stibnite, pyrite and arsenopyrite. The principal antimony mineral is stibnite. Tungsten occurs in the mineral scheelite. Deposits are characterized by argillic and sericitic alteration with some silicification.

The Meadow Creek fault and its subsidiary structures trend north and northeast across the district and are a major controlling factor on the regional mineralization. The Yellow Pine mine, the largest mineralized area, is located in the Meadow Creek fault hanging wall, where the fault strike changes from northerly to northeasterly and a zone of stockwork sulfide veining occurs. The mineralized zone is about 2,000 feet long by 700 feet wide with a vertical extent of up to about 1,000 feet. It is cone shaped with the narrower, bottom area of the cone indicating possible continuity of the mineralization at depth both down dip along the hanging wall of the Meadow Creek fault and to the northwest.

The Homestake area appears as a continuation to the northeast of the Yellow Pine zone. The two zones have some similarities as well as differences. The Homestake sulfide zone is also directly associated with the Meadow Creek fault. It appears however to have a somewhat different structural style from the Yellow Pine area. The mineralized zone is about 1,500 feet long by 600 feet wide and up to 350 feet vertically. It has an overall tabular shape with a true width of about 100 to 200 feet. Drill hole information indicates that the mineralization at Homestake is encountered in both the hanging wall of the Meadow Creek fault zone as well as the footwall. Gold grades tend to be quite a bit lower than at the Yellow Pine area. The Yellow Pine and Homestake sulfide zones may be interconnected.

Pincock, Allen & Holt (“PAH”), of Denver, Colorado, completed a third-party technical study for us on November 17, 2003. At an assay database for 538 drill holes totaling 120,922 feet of drilling was used to estimate mineralized material in the Yellow Pine and Homestake sulfide zones using a cutoff grade of 0.025 ounces of gold per ton. Mineralized material is estimated at 33.8 million tons averaging 0.066 ounces of gold per ton.

On November 30, 2006, PAH completed a NI 43-101 preliminary assessment under the direction of Richard Lambert, P.E. and Barton Stone, P.G., both independent Qualified Persons. In undertaking the preliminary assessment, PAH considered the economic and technical parameters associated with development of the mineralization by open-pit mining. The study, based on PAH’s review of previous technical studies and their own work, determined the best treatment approach would be an on-site plant to produce a flotation concentrate that would be refined off-site. The potential development would produce an estimated 1.9 million ounces of gold over a 10-year life. PAH estimated the total capital cost over the project life to be $170 million and preproduction capital to be $150 million. The cost estimates used in the preparation of a preliminary assessment are very preliminary and may increase significantly for actual construction and operations.

A core drilling program designed to obtain fresh samples for metallurgical testing, refine the geologic knowledge of the property and to potentially add to the mineralized material was put on hold in the fall of 2007 due to our inability to access the project because of forest fires in the region.

Total costs incurred for this property through December 31, 2007 were $739,000 including acquisition costs, option payments and exploration and land costs.  Of this amount, $100,000 was spent for option payments and $46,000 for exploration activities during 2007.  Currently planned costs for 2008 are approximately $367,000, of which $100,000 would be for the annual option payment..  Remaining costs would be for permitting costs and scoping studies.

This property is without known reserves and the proposed program is exploratory in nature.

Long Valley

The Long Valley gold project is located in the Inyo National Forest, about 7 miles east of the town of Mammoth Lakes, in Mono County, California. The property, which is accessible by road from Mammoth Lakes, consists of 95 contiguous, unpatented mining claims that cover an area of approximately 1,800 acres. A table with a list of the mining claims and the holding requirements is found in Exhibit 99.1.  A map showing the location of the mining claims is included below.

Mono County
California
Alpine County
Sierra
Bridgeport
Tuolumne County
Nevada
Mono Lake
Lee Vining
Mono County
NEVADA
CALIFORNIA
20 Miles
Madera County
Mammoth Lakes
Crowley Lake
Tom's Place
Inyo County
Fresno County
Bishop
June Lake
Bald Mountain 9104
Glass Mountain 11,123
Crestview
Long
Valley
Caldera
Deer Mtn.
Inyo Craters
Mammoth Ranger Station
Claim Map Area
Mammoth Mountain 11,053
Lake Crowley
Convict Lake
4 Miles
Mt. Morrison 12,268
Long Valley
LV 63
LV 64
LV 65
LV 66
LV 67
LV 68
LV 69
LV 70
LV 71
LV 72
LV 73
LV 74
LV 75
LV 76
LV 77
LV 78
LV 79
LV 80
LV 81
LV 82
LV 83
LV 84
LV 85
LV 86
LV 87
LV 88
LV 89
LV 90
LV 91
LV 92
LV 93
LV 94
LV 95
LV 96
LV 98
LV 111
LV 112
LV 113
LV 114
LV 115
LV 116
LV 117
LV 120
LV 121
LV 57
LV 59
LVR 45
LVR 46
LVR 47
LVR 48
LVR 49
LVR 50
LVR 51
LVR 52
10
11
12
13
14
15
22
23
24
25
26
27
T 3 S
R 28 E
R 29 E
NORTH
2000 ft.
Paved Access to Hwy. 395

We executed an option agreement on January 22, 2003 to acquire 100% of the Long Valley project from Standard Industrial Minerals, Inc. (“Standard”). Under the terms of the option agreement, we agreed to pay Standard $750,000 over five years, with annual payments to be due as follows: $100,000 due on each of January 15, 2003, 2004, and 2005; $200,000 due on January 15, 2006, and $250,000 due on January 15, 2007. We have made the payments for 2003 through 2006 (see Consolidated Financial Statements—Note 6), and in January 2007, we made the final payment of $250,000 and exercised our option to purchase the property, which is held through Vista Gold California LLC, an indirect, wholly-owned subsidiary of Vista Gold.

During the period of 1994 through 1997, Royal Gold, Inc. (“Royal”) drilled 615 reverse circulation and 10 core holes at the Long Valley property. During this time, Royal also completed metallurgical investigations, preliminary engineering studies, including resource estimations, and initiated baseline-type environmental studies of the biological, water and archeological resources of the area. We have acquired all related data from Royal in exchange for a 1% net smelter returns royalty to Royal. The database contains 896 drill holes, totaling 268,275 feet. The majority of holes were drilled using reverse circulation methods. Gold was primarily analyzed by fire assay, with grade determinations by atomic absorption.

Geology

The Long Valley project claims are contained entirely within the early Pleistocene-age Long Valley Caldera, which has been dated at about 760,000 years old. The caldera is an elongated east-west oval depression measuring some 10 miles by 20 miles and is related to eruption of the Bishop Tuff, which is covered by younger rocks within the caldera.

The Long Valley gold mineralization is located near the center of the caldera and is underlain by lithologic units related to the caldera formation and its subsequent resurgence. Associated with resurgent doming is a sequence of interbedded volcaniclastic sedimentary rocks which were deposited in a lacustrine setting within the caldera. These rocks consist of sediment (siltstones through conglomerates) and debris-flow deposits, with local deposits of intercalated silica sinter and rhyolite flows and dikes. All of these lithologies have been altered and/or mineralized to variable degrees. Intruding the generally flat-lying lake sediments are several rhyolite domes that have been dated from 200,000 to 300,000 years in age.

The north-south trending Hilton Creek fault zone appears to define the eastern limit of the resurgent dome within the central part of the Long Valley Caldera and extends outside the caldera to the south. Offset along this fault appears to be variable and suggests that fault activity along this zone may be episodic in nature.

Gold and silver mineralization at Long Valley appears to fall under the general classification of an epithermal, low sulfidation-type deposit. Several areas, termed the North, Central, South, Southeast and Hilton Creek zones, on the Long Valley property are mineralized with low grades of gold and silver. The mineralized zones are generally north-south trending, up to 8,000 feet in length with widths ranging from 500 feet to 1,500 feet. The tabular bodies are generally flat-lying or have a shallow easterly dip. Mineralization is typically from 50 to 200 feet thick and, in the South and Southeast zones, is exposed at or very near the surface. The top of the Hilton Creek zone is covered by 20 to 50 feet of alluvium. The majority of the mineralization discovered to date is located in the Hilton Creek zone.

Gold and silver mineralization is quite continuous throughout the zones and is well defined above a cut-off grade of 0.010 gold ounces per ton. Within the continuous zones of low-grade gold mineralization (above 0.010 gold ounces per ton) are numerous zones of higher grade mineralization above 0.050 gold ounces per ton, particularly in the Hilton Creek zone, which may relate to zones of enhanced structural preparation. Mineralized zones typically correlate with zones of moreintense clay alteration or argillization and/or silicification.

Based on a third-party technical study completed February 20, 2003, by MDA of Reno, Nevada, the Long Valley project contains approximately 68.3 million tons of mineralized material with an average grade of 0.018 ounces of gold per ton at a cut-off grade of 0.010 ounces of gold per ton.

On January 9, 2008, MDA completed a NI 43-101 preliminary assessment for the Long Valley project under the direction of Mr. Neil Prenn, an independent Qualified Person. In undertaking the preliminary assessment, MDA considered the economic and technical parameters associated with development of the mineral resources within the restraints imposed by the state of California’s mining regulations that include a provision that all mined materials not removed from the property be replaced within the perimeter of the excavation. The preliminary assessment evaluated the potential economics of the project assuming that the mineral resources were mined using open-pit mining methods and processed using heap-leach technology. The metallurgical test work and flowsheet were reviewed and approved for this study by Resource Development Inc. of Wheat Ridge, Colorado. After the pit material has been mined, the remaining waste materials would be backfilled into the pit along with the detoxified heap material. The potential development would produce an estimated 535,300 ounces of gold over an eight-year mine life. MDA estimated startup capital at $58.8 million and total project capital at $61.8 million.  The cost estimates used in the preparation of a preliminary assessment are very preliminary and may increase significantly for actual construction and operations.

Total costs incurred for this property through December 31, 2007 were $948,000 including acquisition costs, option payments and exploration and land costs.  Of this amount, $250,000 was spent for option payments and $57,000 for exploration activities during 2007.  Currently planned costs for 2008 are approximately $174,000, including annual holding costs of approximately $12,000 with the balance for scoping studies.

This property is without known reserves and the proposed program is exploratory in nature.

Guadalupe de los Reyes

Guadalupe de los Reyes is located in the western foothills of the Sierra Madre Occidental mountain range, approximately 68 miles by air (124 miles by road) north of the coastal city of Mazatlán, and 19 miles by road southeast of the town of Cosalá in Sinaloa State, Mexico. The mineral concessions include two titled concessions for exploitation and three titled concessions for exploration, all covering about 1,475 acres. A table with a list of the mining concessions and the holding requirements is found in Exhibit 99.1.  A map showing the location of the mining concessions is included below.

340,000 E
341,000 E
342,000 E
343,000 E
344,000 E
345,000 E
346,000 E
347,000 E
348,000 E
349,000 E
2'691,000 N
2'690,000 N
2'689,000 N
2'688,000 N
2'687,000 N
2'686,000 N
2'685,000 N
2'684,000 N
2'683,000 N
2'682,000 N
NORTH
1 km
LOS REYES TRES
ELOTA
LOS REYES SEIS
LOS REYES FRACCION NORTE
PADRE SANTO
EL FAISAN
PADRE SANTO
LOS REYES CINCO
NORIA
LOS REYES SIETE
SAN PEDRO
PROLONGACION DEL RECUERDO
SAN MANUEL
STO. NIÑO
PATRICIA
SAN PABLO
LOS REYES 8
MARTHA
PROLONGACION DEL RECUERDO
EL FAISAN
LOS REYES DOS
NUEVA ESPERANZA
LOS REYES CUATRO
PROLONGACION DEL RECUERDO 2
ARCELIA ISABEL
SAN MIGUEL
LA VICTORIA
DOLORES
Unpaved Access Road
ELOTA
LOS REYES FRACCION OESTE
LOS REYES FRACCION SUR

KILOMETERS
MEXICO
SINALOA
DURANGO
CULIACAN
Los Reyes Project
PACIFIC OCEAN
MAZATLAN
TAMAZULA
TOPIA
COSALA
15
40

	Vista Gold Corp. Property
	Other Property

VISTA GOLD CORP.

Guadalupe de los Reyes Project

Land Status

Data By:	File Name:
Date: May, 2008	Revision:
Scale: As Shown

On August 1, 2003, we executed an agreement to acquire a 100% interest in the Guadalupe de los Reyes gold project and a data package associated with the project and general area, for aggregate consideration of $1.4 million and a 2% net smelter returns royalty. During a due diligence period prior to the signing of the purchase agreement, we made payments to the owner, Sr. Enrique Gaitan Maumejean, totaling $100,000, and upon exercising our option to complete the purchase, paid an additional $200,000. On August 4, 2004, we issued 138,428 Common Shares to Sr. Gaitan in satisfaction of the scheduled payment of $500,000, which could be made in cash or Common Shares at our discretion. An additional $500,000 in cash is to be paid in installments of $100,000 on each of the second through sixth anniversaries of the signing of the formal agreement, with the outstanding balance becoming due upon commencement of commercial production. Payments of $100,000 were made in each of 2005, 2006 and 2007. A 2% net smelter returns royalty will be paid to the previous owner and may be acquired by us at any time for $1.0 million. We retain the right to terminate the agreement at any time.

On December 19, 2007, we announced that we had signed an agreement to acquire Grandcru Resource Corporation’s interest in two gold/silver mineral properties adjacent to the Corporation’s Guadalupe de los Reyes project in Sinaloa, México. Under the terms of the agreement, we agreed to (a) pay Grandcru $425,000 less any amounts payable in back taxes on the mining concessions, and pay a private investment group known as the San Miguel Group $75,000, and (b) issue to Grandcru and the San Miguel Group, in aggregate, Common Shares of the Corporation with a value of $1,000,000 (amounting to 213,503 Common Shares) on closing. In addition, we reached agreement with Goldcorp Inc. and its Mexican subsidiary, Desarrollos Mineros San Luis, S.A. de C.V. (together, “San Luis”), and with the San Miguel Group to complete the acquisition of their respective interests in the mining concessions at the same time as the closing occurs with Grandcru. We agreed to pay a 2% net smelter returns royalty (“NSR”) on all minerals produced payable to the San Miguel Group on the mining concessions known as the San Miguel Concessions. We agreed to pay San Luis a 1% NSR on mining concessions known as the San Luis

Concessions and the San Miguel Concessions, and 2% to 3% NSR depending on the gold price on the Corporation’s mining concessions known as the Gaitán Concessions. At gold prices below $499.99 per ounce, the royalty payable to San Luis on the Gaitán Concessions will be 2% and at or above $500 per ounce, the royalty will be 3%. Certain of the San Luis Concessions are subject to a pre-existing underlying royalty of 3% NSR payable to Sanluis Corporación, S.A. de C.V.

Geology

Guadalupe de los Reyes occurs in a late Cretaceous-to Tertiary-age volcanic sequence of rocks. Gold and silver mineralization has been found along a series of northwesterly and west-northwesterly trending structural zones. Mineralization in these zones is typical of low sulfidation epithermal systems. Eight main target areas have been identified along three major structural zones. Several of these targets have bulk tonnage potential which may be amenable to open-pit mining, including the El Zapote, San Miguel, Guadalupe Mine, Tahonitas, and Noche Buena zones. The El Zapote target occurs in the Mariposa-El Zapote-Tahonitas structural zone on the western side of the project area and has been mapped for a distance of 2 miles. The El Zapote deposit is one of three deposits found along this structural zone, with the inactive underground Mariposa Mine 0.6 miles to the northwest and the Tahonitas prospect 0.3 miles to the southeast. The Guadalupe zone occurs as the northwest extension of the mineralized structures that were developed by underground mining along approximately 3,280 feet of the veins and to some 1,300 feet deep. The Guadalupe zone is found in the northeast portion of the area and has produced the majority of precious metals within the district. The San Miguel and Noche Buena zones are enclosed by the same northwestern trending structure in between the El Zapote-Mariposa and the Guadalupe structures.

As announced by Vista Gold on September 29, 2003, a third-party technical study was performed for Vista Gold and reported on July 17, 2003, by Pincock, Allen & Holt, of Denver, Colorado, using assay data from 381 reverse circulation drill holes totaling 118,633 feet. The drilling was performed by Northern Crown Mines Limited from 1993 to 1997. Based on this study, mineralized material above a cutoff grade of 0.015 ounces of gold per ton is 7.0 million tons averaging 0.040 ounces of gold per ton and 0.67 ounces of silver per ton.

An NI 43-101 technical study on the portion of the property we acquired from Grandcru, San Miguel and Sanluis was completed for Grandcru on April 11, 2005, by Pincock Allen & Holt Ltd. of Lakewood, Colorado, under the supervision of Leonel López and Mark G. Stevens, independent qualified persons, and titled “Technical Report, Los Reyes, Gold-Silver Project, State of Sinaloa, Western México” and filed on SEDAR under Grandcru Resources Corporation. The results of the study indicated that mineralized material above a cutoff grade of 0.015 ounces of gold per ton on the portion of the property covered by Grandcru’s option contains 4.1 million tons averaging 0.05 ounces of gold and 0.89 ounces of silver per ton.

The consolidation of properties hosting known mineralized material in the Guadalupe de los Reyes district means that our company now controls mineralized material at a cutoff grade of 0.015 ounces of gold per ton, that totals 11.1 million tons averaging 0.044 ounces of gold and 0.75 ounces of silver per ton.

This property is without known reserves and the proposed program is exploratory in nature.

Total costs incurred for this property through December 31, 2007 were $1,389,000 including acquisition costs, option payments and exploration and land costs.  Of this amount, $100,000 was spent for option payments and $40,000 for exploration activities during 2007.  Currently planned costs for 2008 are approximately $143,000, which includes the annual option payment of $100,000 and annual holding costs of approximately $43,000.  As previously reported, during 2008 we paid an aggregate of $500,000 and issued common shares of Vista with a value of $1,000,000 in connection with our acquisition of Grandcru Resource Corporation’s interest in two gold/silver miner properties adjacent to this project.

Amayapampa

The Amayapampa project is located 186 miles southeast of La Paz in the Chayanta Municipality, Bustillos Province, Department of Potosi, in southwestern Bolivia. Access is via 167 miles of paved road from La Paz to Machacamarca near Oruro, followed by 62 miles of gravel road to Lagunillas, then nine miles of dirt road to Amayapampa. The Amayapampa property is situated within the moderately rugged Eastern Cordilleran region of Bolivia with elevations at the property varying from 12,300 to 13,450 feet above sea level. Amayapampa consists of 24 mining concessions covering 1,989 acres plus an additional 16,803 acres in regional exploration and exploitation concessions. The project is currently on care and maintenance.

The Corporation acquired the Amayapampa gold project, in Bolivia, in 1996. On March 13, 2007, the Corporation entered into an agreement with Luzon Minerals Ltd. (“Luzon”) to sell the Amayapampa project to Luzon. This agreement replaced all prior agreements between the Corporation and Luzon, as previously reported, with respect to the Amayapampa project. The terms of the initial agreement with Luzon were amended in January, July and November of 2005.

We announced on November 20, 2007, that Luzon decided not to exercise its option to acquire the Corporation’s interest in the Amayapampa project, citing Luzon’s inability to advance the project with its current financial and personnel resources. The Corporation and Luzon entered into an agreement regarding the termination of the option agreement and the terms on which Luzon’s outstanding obligations with respect to the project will be satisfied. On the date of termination, Luzon owed $394,925 to the Corporation of which $150,000 is payable in cash and the remaining $244,925 will be converted into 2,607,222 fully paid and non-assessable common shares in the capital of Luzon, subject to regulatory approval. We have provided an allowance for the entire amount of this receivable as Vista does not believe Luzon has the ability to meet its financial obligation to us. Subsequent to the termination of this agreement Vista employed a search firm to locate potential buyers for the Amayapampa project. In January 2008, Vista received an offer of which is currently under consideration.

Geology

The Amayapampa deposit underlies a north-northwest trending ridge approximately 0.3 miles east of the town of Amayapampa. The deposit is defined by about 48 diamond drill holes; 96 reverse-circulation drill holes; and 315 underground channel samples totaling 17,585 feet from more than 200 accessible cross-cuts in 43 different levels and sub-levels extending over a vertical distance of 682 feet. The deposit is approximately 1,970 feet in strike length, 98 to 230 feet in width and has an overall dip of the mineralized envelope of 80 to 90 degrees west. The depth extent of continuous mineralization is in excess of 656 feet to about the 12,795-foot elevation, although some mineralization is present below this depth. Gold occurs free and associated with sulfides in a structural zone in which quartz veins were emplaced then sheared prior to introduction of sulfides and gold mineralizing solutions.

The host rocks are composed of Ordovician black shales, sandstones, and siltstones, which were weakly metamorphosed to argillites, quartzites, and siltites, respectively. The Amayapampa project is located along the east flank of a north-south trending regional anticline near the top of the Ordovician sequence. Bedding dips are steep at 60 to 80 degrees west, with the east limb of the anticline being overturned and thus, also dipping steeply west.

The mineralized envelope is best described as a structural zone, in which quartz veins were emplaced along a preferential fracture direction.

Most faults, shears and fractures are north-northeast to north-northwest trending and steeply dipping, both east and west, at 60 to 90 degrees. Quartz veins predominantly dip east. Locally, within the zone of mineralization, flat, thrust-like faults are present, which have offset quartz veins to a minor extent. These flat faults, commonly west-dipping at 40 to 45 degrees, can not generally be mapped outside of the main structural zone that hosts the gold mineralization. A west dipping, 45-degree fault projects into the pit on the northeast side of the deposit and was intersected by two vertical, geotechnical core holes. The base of mineralization may also be slightly offset by a similar west-dipping, 45-degree fault.

Oxidation effects are pervasive from the surface to depths of 66 to 98 feet, with only partial oxidization below those depths. Hydrothermal alteration effects evident in fresh rock are minor, and occur as coarse sericite (muscovite) in thin (0.08 to 0.20 inch) selvages along some quartz veins. In addition, chlorite is present in and adjacent to some quartz veins, but this presence may be a product of low-grade metamorphism. Alteration effects are minimal overall, except for surface oxidization.

Mineralization is composed of quartz veins and sulfides and both constitute a visual guide to ore. Quartz veins are a locus for gold mineralization. Quartz veins are typically a few centimeters to two feet in width and commonly occur as sub-parallel vein sets. The strike extent can be 164 to 246 feet or more for any one vein or vein set, but the dip extent is not as well established and probably ranges up to 66 to 98 feet. Multiple vein sets are present in the overall mineralized envelope and veins commonly pinch and swell along strike and down dip.

Sulfide mineralization, hosted by multiple fractures, is composed of predominantly pyrite within and adjacent to quartz veins. The total sulfide concentration for the overall mineralized zone is estimated at 3% to 5%. Petrographic examination of the sulfide mineralization shows pyrite to dominate at over 95% of the total sulfides; arsenopyrite is also present, as are minor amounts of chalcopyrite, galena, sphalerite, stibnite and tetrahedrite. Gold is present as free gold in association with pyrite, on fractures within pyrite and attached to the surface of pyrite and is often visible as discrete grains on fractures in quartz and argillite. Gold grains exhibit a large size-range, with much of the gold being relatively coarse at 40 to 180 microns. All gold grains display irregular shapes with large surface areas. No gold was noted to be encapsulated in either quartz or sulfide. The content of gold grains was verified as over 97% gold by scanning-electron-microprobe analysis.

District-scale exploration potential exists for defining styles of gold mineralization similar to Amayapampa, which could be developed as satellite ore bodies. In addition, at least 15 drill holes beneath the planned Amayapampa pit suggest the presence of four higher-grade shoots.

An updated NI 43-101 study containing an estimate of mineralization for the Amayapampa project was completed on September 21, 2006, by GR Technical Services Ltd. of Calgary, Alberta and Giroux Consultants Limited of Vancouver, British Columbia, independent consultants. The resource estimate was completed in September 2005 for Luzon under the direction of Mr. G. H. Giroux, P.Eng., MA Sc., an independent Qualified Person, utilizing standard industry software and resource estimation methodology. The mineral resource data base contains 10,264 assay intervals from 45 core drill holes, 96 reverse circulation drill holes, and underground channel samples done by Da Capo Resources Ltd. and Vista between 1994 through 1997, with assaying by the Bondar Clegg laboratory in Oruro, Bolivia. The results of the study indicates that the known Amayapampa deposit, at a cutoff grade of 0.012 ounces gold per ton, contains an estimated 15,697,000 tons at a grade of 0.042 gold ounces per ton.

Exhibit 99.1

Paredones Amarillos Project

Mining Concessions

Baja California Sur, Mexico

					Location Description				Estimated Holding Requirements (called “Mining Duties” or “Surface Taxes”). 1/2 is due by January 31 and 1/2 by	Annual Filing Requirement
Claim, License or Concession Name	Serial Number	Federal Claim Type	Surface Area (acres or hectares)		Coordinates UTM (NAD27)	(INEGI Official Map No.)	Location Date	Expiration Date	July 31. (MP = Mexican Pesos)	(due by May 31)
San Antonio	180064	Mining Concession	151.3647	ha		F12B23	3/23/1987	3/22/2037	Annual Fees = MP$ 30,512	Proof of Work
El Arbol De Oro	184973	Mining Concession	162.0000	ha		F12B23	12/13/1989	12/12/2039	Annual Fees = MP$ 32,656	Proof of Work
El Picachudo	189602	Mining Concession	348.0000	ha		F12B23	12/5/1990	12/4/2040	Annual Fees = MP$ 70,150	Proof of Work
La Dificultad	203910	Mining Concession	454.0218	ha		F12B23	11/5/1996	11/4/2046	Annual Fees = MP$ 91,522	Proof of Work
Julia	204485	Mining Concession	469.4073	ha		F12B23	2/21/1997	2/20/2047	Annual Fees = MP$ 94,624	Proof of Work
Tocopilla	204511	Mining Concession	582.4949	ha		F12B23	2/28/1997	2/27/2047	Annual Fees = MP$ 117,420	Proof of Work
La Rica	206545	Mining Concession	481.1593	ha	Project centered at	F12B23	1/23/1998	1/22/2048	Annual Fees = MP$ 96,992	Proof of Work
Maile	207581	Mining Concession	296.9883	ha	approximately	F12B23	6/30/1998	6/29/2048	Annual Fees = MP$ 59,866	Proof of Work
Cerro Pedregoso	218397	Mining Concession	46.6493	ha	592500E, 2618000N	F12B23	11/5/2002	11/4/2052	Annual Fees = MP$ 1,328	Proof of Work
La Encantada Fracc. 2	218398	Mining Concession	12.9992	ha		F12B23	11/5/2002	11/4/2052	Annual Fees = MP$ 370	Proof of Work
La Encantada Fracc. 1	218399	Mining Concession	166.2248	ha		F12B23	11/5/2002	11/4/2052	Annual Fees = MP$ 4,734	Proof of Work
La Encantada Fracc. II	218415	Mining Concession	32.4883	ha		F12B23	11/5/2002	11/4/2052	Annual Fees = MP$ 926	Proof of Work
La Encantada Fracc. I	218417	Mining Concession	44.9991	ha		F12B23	11/5/2002	11/4/2052	Annual Fees = MP$ 1,282	Proof of Work
Valle Perdido Fracc. I	226290	Mining Concession	9.7752	ha		F12B23	12/6/2005	12/5/2055	Annual Fees = MP$ 134	Proof of Work
Valle Perdido Reduccion 2	227346	Mining Concession	451.5862	ha		F12B23	6/9/2006	11/4/2052	Annual Fees = MP$ 6,214	Proof of Work
									Total = MP$ 608,730
Totals		15 Mining Concessions							Total in US$ @ an exchange rate of 1.00 MP= US$ 0.096 = US$ 58,438

Mt. Todd Project

Mining Exploration Licenses

Northern Territory, Australia

Claim, License or Concession Name	Serial Number	Federal Claim Type	Surface Area (acres or hectares)		Location Description (UTM)	Location Date	Expiration Date	Estimated Holding Requirements Annual Rent including GST (Australian Dollars)	Annual Work Requirement (Australian Dollars)	Annual Reports Due
Mining Licenses:
MLN 1070	MLN 1070	Mining License	3,982	ha	Mining License Block	March 5, 1993	March 4, 2018	$43,802 (due March 4)	N/A	June 4
MLN 1071	MLN 1071	Mining License	1,327	ha	centered at approximately	March 5, 1993	March 4, 2018	$14,597 (due March 4)	N/A	June 4
MLN 1127	MLN 1127	Mining License	80	ha	188555E, 435665N	March 5, 1993	March 4, 2018	$880 (due March 4)	N/A	June 4
Exploration Licenses:
EL 25576	EL 25576	Exploration License	58,194	ha	Centered at approximately 192557E, 8446405N	March 15, 2007	March 14, 2013	$3366 (due March 14)	100,000	April 14
EL 25668	EL 25668	Exploration License	7,288	ha	Centered at approximately 199000E, 8463964N	March 17, 2007	March 16, 2013	$561 (due August 16)	20,000	September 16
EL 25669	EL 25669	Exploration License	3,177	ha	Centered at approximately 178272E, 8457220N	March 15, 2007	March 14, 2013	$198 (due March 14)	10,000	April 14
EL 25670	EL 25670	Exploration License	6,391	ha	Centered at approximately 185445E, 8424349N	March 15, 2007	March 15, 2013	$374 (due March 14)	15,000	April 14
								Total = A$ 63,778	Total = A$ 145,000
								Total in US$ @ an exchange rate of 1.00 A$= US$ 0.954 = US$60,8044.21	Total in US$ @ an exchange rate of 1.00 A$= US$ 0.954 = US$138,330
Totals		3 Mining Licenses, 4 Exploration Licenses							US$ 199,174.21

Awak Mas Project

Sulawesl, Indonesia

Claim, License or Concession Name	Serial Number	Federal Claim Type (Exploration, Feasibility, Construction, Operating)	Surface Area (acres or hectares)		Location Description	Location Date	Expiration Date	Estimated Annual Holding Requirements (US$)	Work Requirements	Other
7th Generation Contract of Work	Notarial Deed No. 10 dated February 16, 1998, Decree of Minister of Justice No. C2-919,HT.01.01.TH.98 dated February 16, 1998	Contract of Work: Exploration phase completed January 2008. Entered the Feasibility phase in February 2008, usually one year, may be negotiated for up to 2 one-year extensions.. Following the Feasibility phase, with government approvals, there would be a Construction phase lasting usually 3 years. The Operating Period follows that, lasting usually 10-30 years.	89,650	ha	Project centered at 120[0]5’ E. Longitude, 3[0]20’S Latitude	1/19/1998	(see description under Claim Type)	Dead Rent US $ 0.50 x 89,650 Ha = US $ 44,825, Land Tax US $ 0.50 x 89,650 Ha = US $ 44,825	0	Gradual reduction of area held, down to 25% of original.
Grand Total Holding Costs								US$ 89,650

Yellow Pine Project

Patented Mining Claims

Valley County, Idaho

Claim, License or Concession Name	Mineral Survey Number	Patent Number	Federal Claim Type (Lode, Mill Site or Placer)	Surface Area (acres or hectares)	Location Description (Section, Township and Range)	Date Patent Recorded	Expiration Date	Annual Holding Requirements
Fair Deal No. 1	3246	1064103	Patented Lode Mining Claim		Section 34, T19N, R9E, BM	6/7/1933	N/A
Fair Deal No. 2	3246	1064103	Patented Lode Mining Claim		Section 34, T19N, R9E, BM	6/7/1933	N/A
Fair Deal No. 3	3246	1064103	Patented Lode Mining Claim	81.174 acres	Section 3, T18N, R9E, BM	6/7/1933	N/A
Fair Deal No. 4	3246	1064103	Patented Lode Mining Claim		Section 34, T19N, R9E, BM	6/7/1933	N/A
Camp Bird No. 2	3246	1064103	Patented Lode Mining Claim		Section 34, T19N, R9E, BM	6/7/1933	N/A
A No. 1	3246	1064103	Patented Lode Mining Claim		Section 3, T18N, R9E, BM	6/7/1933	N/A
Hennessy No. 1	3357	1111588	Patented Lode Mining Claim		Sections 2 & 3, T18N, R9E, BM	7/9/1941	N/A
Hennessy No. 2	3357	1111588	Patented Lode Mining Claim		Section 3, T18N, R9E, BM	7/9/1941	N/A
Hennessy No. 3	3357	1111588	Patented Lode Mining Claim		Section 3, T18N, R9E, BM	7/9/1941	N/A	None to Vista Gold, Bradley pays
Hennessy No. 4	3357	1111588	Patented Lode Mining Claim		Section 3, T18N, R9E, BM	7/9/1941	N/A	County Property Taxes
Hennessy No. 5	3357	1111588	Patented Lode Mining Claim		Section 3, T18N, R9E, BM	7/9/1941	N/A
Hennessy No. 6	3357	1111588	Patented Lode Mining Claim	218.897 acres	Sections 2 & 3, T18N, R9E, BM	7/9/1941	N/A
Hennessy Lode Mine No. 7	3357	1111588	Patented Lode Mining Claim		Section 3, T18N, R9E, BM	7/9/1941	N/A
Homestake	3357	1111588	Patented Lode Mining Claim		Section 35, T19N, R9E, BM	7/9/1941	N/A
Homestake No. 1	3357	1111588	Patented Lode Mining Claim		Sections 2 & 3, T18N, R9E, BM	7/9/1941	N/A
Homestake No. 2	3357	1111588	Patented Lode Mining Claim		Section 35, T19N, R9E, BM	7/9/1941	N/A
Homestake No. 5	3357	1111588	Patented Lode Mining Claim		Sections 2 & 3, T18N, R9E, BM	7/9/1941	N/A
Totals			17 Patented Lode Mining Claims					$0

Yellow Pine Project

Unpatented Mining Claims

Valley County, Idaho

Claim, License or Concession Name	Serial Number	Federal Claim Type (Lode, Mill Site or Placer)	Surface Area (acres or hectares)		Location Description (Section, Township and Range)	Location Date	Expiration Date	Holding Requirements (due August 31)
YP 1	186740	Lode Mining Claim	20.66	ac	Sections 34 & 35, T19N, R9E, BM	10/15/2003	N/A	Annual Fee ($125.00)
YP 2	186741	Lode Mining Claim	20.66	ac	Section 2, T18N, R9E, BM	10/15/2003	N/A	Annual Fee ($125.00)
YP 3	186742	Lode Mining Claim	20.66	ac	Section 2, T18N, R9E, BM	10/15/2003	N/A	Annual Fee ($125.00)
YP 4	186743	Lode Mining Claim	20.66	ac	Section 2, T18N, R9E, BM	10/15/2003	N/A	Annual Fee ($125.00)
YP 5	186744	Lode Mining Claim	20.66	ac	Sections 2 & 3, T18N, R9E, BM	10/15/2003	N/A	Annual Fee ($125.00)
YP 6	186745	Lode Mining Claim	20.66	ac	Section 2, T18N, R9E, BM	10/15/2003	N/A	Annual Fee ($125.00)
YP 7	186746	Lode Mining Claim	20.66	ac	Section 2 & 3, T18N, R9E, BM	10/15/2003	N/A	Annual Fee ($125.00)
YP 8	186747	Lode Mining Claim	20.66	ac	Section 3, T18N, R9E, BM	10/15/2003	N/A	Annual Fee ($125.00)
Totals		8 Lode Mining Claims						$1,000.00

Long Valley Project

Unpatented Mining Claims

Mono County, California

Claim, License or Concession Name	Serial Number	Federal Claim Type (Lode, Mill Site or Placer)	Surface Area (acres or hectares)		Location Description (Section, Township and Range)	Location Date	Expiration Date	Holding Requirements (due August 31)
Long Valley 1	231947	Lode Mining Claim	20.66	ac	Section 23, T3S, R28E, MDM	9/25/1989	N/A	Annual Fee ($125.00)
Long Valley 2	231948	Lode Mining Claim	20.66	ac	Section 23, T3S, R28E, MDM	9/25/1989	N/A	Annual Fee ($125.00)
Long Valley 3	231949	Lode Mining Claim	20.66	ac	Section 23, T3S, R28E, MDM	9/25/1989	N/A	Annual Fee ($125.00)
Long Valley 4	231950	Lode Mining Claim	20.66	ac	Section 23, T3S, R28E, MDM	9/25/1989	N/A	Annual Fee ($125.00)
Long Valley 5	231951	Lode Mining Claim	20.66	ac	Section 23, T3S, R28E, MDM	9/25/1989	N/A	Annual Fee ($125.00)
Long Valley 6	231952	Lode Mining Claim	20.66	ac	Section 23, T3S, R28E, MDM	9/25/1989	N/A	Annual Fee ($125.00)
Long Valley 7	231953	Lode Mining Claim	20.66	ac	Section 23, T3S, R28E, MDM	9/25/1989	N/A	Annual Fee ($125.00)
Long Valley 8	231954	Lode Mining Claim	20.66	ac	Section 23, T3S, R28E, MDM	9/25/1989	N/A	Annual Fee ($125.00)
Long Valley 9	231955	Lode Mining Claim	20.66	ac	Section 23, T3S, R28E, MDM	11/13/1989	N/A	Annual Fee ($125.00)
Long Valley 10	231956	Lode Mining Claim	20.66	ac	Section 23, T3S, R28E, MDM	11/13/1989	N/A	Annual Fee ($125.00)
Long Valley 11	231957	Lode Mining Claim	20.66	ac	Section 23, T3S, R28E, MDM	11/13/1989	N/A	Annual Fee ($125.00)
Long Valley 12	237721	Lode Mining Claim	20.66	ac	Section 23, T3S, R28E, MDM	7/6/1990	N/A	Annual Fee ($125.00)
Long Valley 13	237722	Lode Mining Claim	20.66	ac	Section 24, T3S, R28E, MDM	7/7/1990	N/A	Annual Fee ($125.00)
Long Valley 14	237723	Lode Mining Claim	20.66	ac	Sections 23 & 26, T3S, R28E, MDM	7/6/1990	N/A	Annual Fee ($125.00)
Long Valley 15	237724	Lode Mining Claim	20.66	ac	Sections 23 & 26, T3S, R28E, MDM	7/6/1990	N/A	Annual Fee ($125.00)
Long Valley 16	237725	Lode Mining Claim	20.66	ac	Sections 23 & 26, T3S, R28E, MDM	7/6/1990	N/A	Annual Fee ($125.00)
Long Valley 17	237726	Lode Mining Claim	20.66	ac	Sections 23 & 26, T3S, R28E, MDM	7/6/1990	N/A	Annual Fee ($125.00)
Long Valley 18	237727	Lode Mining Claim	20.66	ac	Section 24, T3S, R28E, MDM	7/7/1990	N/A	Annual Fee ($125.00)
Long Valley 19	237728	Lode Mining Claim	20.66	ac	Section 24, T3S, R28E, MDM	7/7/1990	N/A	Annual Fee ($125.00)
Long Valley 20	237729	Lode Mining Claim	20.66	ac	Section 23, T3S, R28E, MDM	7/7/1990	N/A	Annual Fee ($125.00)
Long Valley 21	237730	Lode Mining Claim	20.66	ac	Sections 14 & 23, T3S, R28E, MDM	7/8/1990	N/A	Annual Fee ($125.00)
Long Valley 22	237731	Lode Mining Claim	20.66	ac	Sections 14 & 23, T3S, R28E, MDM	7/8/1990	N/A	Annual Fee ($125.00)
Long Valley 23	237732	Lode Mining Claim	20.66	ac	Sections 14 & 23, T3S, R28E, MDM	7/8/1990	N/A	Annual Fee ($125.00)
Long Valley 24	237733	Lode Mining Claim	20.66	ac	Sections 14 & 23, T3S, R28E, MDM	7/8/1990	N/A	Annual Fee ($125.00)
Long Valley 25	237734	Lode Mining Claim	20.66	ac	Sections 14 & 23, T3S, R28E, MDM	7/8/1990	N/A	Annual Fee ($125.00)
Long Valley 26	237735	Lode Mining Claim	20.66	ac	Sections 14 & 23, T3S, R28E, MDM	7/7/1990	N/A	Annual Fee ($125.00)
Long Valley 27	237736	Lode Mining Claim	20.66	ac	Sections 14, 15, 22 & 23, T3S, R28E, MDM	7/7/1990	N/A	Annual Fee ($125.00)
Long Valley 28	237737	Lode Mining Claim	20.66	ac	Sections 15 and 22, T3S, R28E, MDM	7/7/1990	N/A	Annual Fee ($125.00)
Long Valley 29	237738	Lode Mining Claim	20.66	ac	Sections 15 and 22, T3S, R28E, MDM	7/7/1990	N/A	Annual Fee ($125.00)
Long Valley 30	237739	Lode Mining Claim	20.66	ac	Sections 15 and 22, T3S, R28E, MDM	7/7/1990	N/A	Annual Fee ($125.00)
Long Valley 31	237740	Lode Mining Claim	20.66	ac	Section 15, T3S, R28E, MDM	7/7/1990	N/A	Annual Fee ($125.00)
Long Valley 32	237741	Lode Mining Claim	20.66	ac	Section 15, T3S, R28E, MDM	7/7/1990	N/A	Annual Fee ($125.00)
Long Valley 33	237742	Lode Mining Claim	20.66	ac	Section 15, T3S, R28E, MDM	7/7/1990	N/A	Annual Fee ($125.00)
Long Valley 34	237743	Lode Mining Claim	20.66	ac	Sections 14, 15, 22, & 23 T3S, R28E, MDM	7/7/1990	N/A	Annual Fee ($125.00)
Long Valley 35	237744	Lode Mining Claim	20.66	ac	Section 14, T3S, R28E, MDM	7/7/1990	N/A	Annual Fee ($125.00)
Long Valley 36	237745	Lode Mining Claim	20.66	ac	Section 14, T3S, R28E, MDM	7/8/1990	N/A	Annual Fee ($125.00)
Long Valley 37	237746	Lode Mining Claim	20.66	ac	Section 14, T3S, R28E, MDM	7/8/1990	N/A	Annual Fee ($125.00)
Long Valley 38	237747	Lode Mining Claim	20.66	ac	Section 14, T3S, R28E, MDM	7/8/1990	N/A	Annual Fee ($125.00)
LVR 45	275118	Lode Mining Claim	20.66	ac	Section 25, T3S, R28E, MDM	11/18/1998	N/A	Annual Fee ($125.00)
LVR 46	275119	Lode Mining Claim	20.66	ac	Section 25, T3S, R28E, MDM	11/19/1998	N/A	Annual Fee ($125.00)
LVR 47	275120	Lode Mining Claim	20.66	ac	Section 25, T3S, R28E, MDM	11/20/1998	N/A	Annual Fee ($125.00)
LVR 48	275121	Lode Mining Claim	20.66	ac	Section 25, T3S, R28E, MDM	11/21/1998	N/A	Annual Fee ($125.00)
LVR 49	275122	Lode Mining Claim	20.66	ac	Section 25, T3S, R28E, MDM	11/22/1998	N/A	Annual Fee ($125.00)
LVR 50	275123	Lode Mining Claim	20.66	ac	Section 25, T3S, R28E, MDM	11/23/1998	N/A	Annual Fee ($125.00)
LVR 51	275124	Lode Mining Claim	20.66	ac	Section 25, T3S, R28E, MDM	11/24/1998	N/A	Annual Fee ($125.00)
LVR 52	275125	Lode Mining Claim	20.66	ac	Section 25, T3S, R28E, MDM	11/25/1998	N/A	Annual Fee ($125.00)
LV 57	270604	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	11/7/1996	N/A	Annual Fee ($125.00)
LV 59	270605	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	11/7/1996	N/A	Annual Fee ($125.00)
LV 63	242259	Lode Mining Claim	20.66	ac	Section 22, T3S, R28E, MDM	12/5/1990	N/A	Annual Fee ($125.00)
LV 64	242260	Lode Mining Claim	20.66	ac	Section 22, T3S, R28E, MDM	12/5/1990	N/A	Annual Fee ($125.00)
LV 65	242261	Lode Mining Claim	20.66	ac	Section 22, T3S, R28E, MDM	12/5/1990	N/A	Annual Fee ($125.00)
LV 66	242262	Lode Mining Claim	20.66	ac	Sections 22 & 23, T3S, R28E, MDM	12/5/1990	N/A	Annual Fee ($125.00)
LV 67	242263	Lode Mining Claim	20.66	ac	Sections 23, T3S, R28E, MDM	12/6/1990	N/A	Annual Fee ($125.00)
LV 68	242264	Lode Mining Claim	20.66	ac	Sections 23, T3S, R28E, MDM	12/6/1990	N/A	Annual Fee ($125.00)
LV 69	242265	Lode Mining Claim	20.66	ac	Sections 23 & 26, T3S, R28E, MDM	12/6/1990	N/A	Annual Fee ($125.00)
LV 70	242266	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/6/1990	N/A	Annual Fee ($125.00)
LV 71	242267	Lode Mining Claim	20.66	ac	Sections 23 & 26, T3S, R28E, MDM	12/6/1990	N/A	Annual Fee ($125.00)
LV 72	242268	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/6/1990	N/A	Annual Fee ($125.00)
LV 73	242269	Lode Mining Claim	20.66	ac	Sections 23 & 26, T3S, R28E, MDM	12/6/1990	N/A	Annual Fee ($125.00)
LV 74	242270	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/6/1990	N/A	Annual Fee ($125.00)
LV 75	242271	Lode Mining Claim	20.66	ac	Sections 23 & 26, T3S, R28E, MDM	12/6/1990	N/A	Annual Fee ($125.00)
LV 76	242272	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/6/1990	N/A	Annual Fee ($125.00)
LV 77	242273	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/6/1990	N/A	Annual Fee ($125.00)
LV 78	242274	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/6/1990	N/A	Annual Fee ($125.00)
LV 79	242275	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/6/1990	N/A	Annual Fee ($125.00)
LV 80	242276	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/6/1990	N/A	Annual Fee ($125.00)
LV 81	242277	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/7/1990	N/A	Annual Fee ($125.00)
LV 82	242278	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/7/1990	N/A	Annual Fee ($125.00)
LV 83	242279	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/7/1990	N/A	Annual Fee ($125.00)
LV 84	242280	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/7/1990	N/A	Annual Fee ($125.00)
LV 85	242281	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/7/1990	N/A	Annual Fee ($125.00)
LV 86	242282	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/7/1990	N/A	Annual Fee ($125.00)
LV 87	242283	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/7/1990	N/A	Annual Fee ($125.00)
LV 88	242284	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/7/1990	N/A	Annual Fee ($125.00)
LV 89	242285	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/7/1990	N/A	Annual Fee ($125.00)
LV 90	242286	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/7/1990	N/A	Annual Fee ($125.00)
LV 91	242287	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/7/1990	N/A	Annual Fee ($125.00)
LV 92	242288	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/7/1990	N/A	Annual Fee ($125.00)
LV 93	242289	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/7/1990	N/A	Annual Fee ($125.00)
LV 94	242290	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/7/1990	N/A	Annual Fee ($125.00)
LV 95	242291	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/7/1990	N/A	Annual Fee ($125.00)
LV 96	242292	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	12/7/1990	N/A	Annual Fee ($125.00)
LV 98	242294	Lode Mining Claim	20.66	ac	Section 14, T3S, R28E, MDM	12/8/1990	N/A	Annual Fee ($125.00)
LV 111	242307	Lode Mining Claim	20.66	ac	Sections 14 & 23, T3S, R28E, MDM	12/9/1990	N/A	Annual Fee ($125.00)
LV 112	242308	Lode Mining Claim	20.66	ac	Section 23, T3S, R28E, MDM	12/9/1990	N/A	Annual Fee ($125.00)
LV 113	242309	Lode Mining Claim	20.66	ac	Sections 14 & 23, T3S, R28E, MDM	12/9/1990	N/A	Annual Fee ($125.00)
LV 114	242310	Lode Mining Claim	20.66	ac	Sections 23 & 24, T3S, R28E, MDM	12/9/1990	N/A	Annual Fee ($125.00)
LV 115	242311	Lode Mining Claim	20.66	ac	Sections 13, 14, 23 & 24, T3S, R28E, MDM	12/9/1990	N/A	Annual Fee ($125.00)
LV 116	242312	Lode Mining Claim	20.66	ac	Section 24, T3S, R28E, MDM	12/9/1990	N/A	Annual Fee ($125.00)
LV 117	242313	Lode Mining Claim	20.66	ac	Sections 13 & 24, T3S, R28E, MDM	12/9/1990	N/A	Annual Fee ($125.00)
LV 118	270618	Lode Mining Claim	20.66	ac	Section 25, T3S, R28E, MDM	11/7/1996	N/A	Annual Fee ($125.00)
LV 119	270619	Lode Mining Claim	20.66	ac	Section 25, T3S, R28E, MDM	11/7/1996	N/A	Annual Fee ($125.00)
LV 120	242316	Lode Mining Claim	20.66	ac	Section 24, T3S, R28E, MDM	12/9/1990	N/A	Annual Fee ($125.00)
LV 121	270620	Lode Mining Claim	20.66	ac	Section 26, T3S, R28E, MDM	11/71996	N/A	Annual Fee ($125.00)
LV 122	242318	Lode Mining Claim	20.66	ac	Section 24, T3S, R28E, MDM	12/10/1990	N/A	Annual Fee ($125.00)
Totals		95 Lode Mining Claims						$11,875

Guadalupe de los Reyes Project

Mining Concessions

Sinaloa, Mexico

					Location Description				Estimated Holding Requirements (called “Mining Duties” or “Surface Taxes”). 1/2 is due by January 31 and 1/2	Annual Filing Requirement
Claim, License or Concession Name	Serial Number	Federal Claim Type	Surface Area (acres or hectares)		Coordinates UTM (NAD27)	(INEGI Official Map No.)	Location Date	Expiration Date	by July 31. (MP = Mexican Pesos)	(due by May 31)
Gaitan Concessions:
La Victoria	210803	Mining Concession	199.8708	ha		G13C75	11/30/1999	11/29/2049	Annual Fees (MP$ 11,448.60)	Proof of Work
Prolongación del Recuerdo	210497	Mining Concession	91.4591	ha		G13C75	10/8/1999	10/7/2049	Annual Fees (MP$ 5,238.78)	Proof of Work
Prolongación del Recuerdo Dos	209397	Mining Concession	26.6798	ha		G13C75	4/9/1999	4/8/2049	Annual Fees (MP$ 3,055.38)	Proof of Work
Arcelia Isabel	193499	Mining Concession	60.3723	ha		G13C75	12/19/1991	12/18/2041	Annual Fees (MP$ 12,169.84)	Proof of Work
Dolores	180909	Mining Concession	222.0385	ha		G13C75	8/6/1987	8/5/2012	Annual Fees (MP$ 44,758.52)	Proof of Work

San Luis Concessions:
Los Reyes 8	226037	Mining Concession	9.0000	ha		G13C75	11/15/2005	11/14/2055	Annual Fees (MP$130)	Proof of Work
Los Reyes Fracción Oeste	210703	Mining Concession	476.9373	ha		G13C75 and G13C85	11/18/1999	11/17/2049	Annual Fees (MP$56,278)	Proof of Work
Los Reyes Fracción Norte	212757	Mining Concession	1,334.4710	ha		G13C75	11/22/2000	10/7/2049	Annual Fees (MP$78,762)	Proof of Work
Los Reyes Fracción Sur	212758	Mining Concession	598.0985	ha		G13C75	11/22/2000	10/7/2049	Annual Fees (MP$35,302)	Proof of Work
Los Reyes Dos	214131	Mining Concession	17.3662	ha		G13C75	8/10/2001	8/9/2051	Annual Fees (MP$1,024)	Proof of Work
Los Reyes Tres	214302	Mining Concession	197.0000	ha		G13C75	6/9/2001	5/9/2051	Annual Fees (MP$11,628)	Proof of Work
Los Reyes Cinco	216632	Mining Concession	319.9852	ha	Project centered at	G13C75	5/17/2002	5/16/2052	Annual Fees (MP$18,886)	Proof of Work
Los Reyes Cuatro	217757	Mining Concession	11.1640	ha	approximately	G13C75	8/13/2002	8/12/2052	Annual Fees (MP$328)	Proof of Work
Los Reyes Seis	225122	Mining Concession	427.6609	ha	345000E, 2686000N	G13C75	7/22/2005	7/21/2055	Annual Fees (MP$6,064)	Proof of Work
Los Reyes Siete	225123	Mining Concession	4.8206	ha		G13C75	7/22/2005	7/21/2055	Annual Fees (MP$70)	Proof of Work

San Miguel Concessions:
Norma	177858	Mining Concession	150.0000	ha		G13C75	4/29/1986	4/28/2011	Annual Fees (MP$ 30,237)	Proof of Work
San Manuel	188187	Mining Concession	55.7681	ha		G13C75	11/22/1990	11/21/2015	Annual Fees (MP$ 11,241.74)	Proof of Work
El Padre Santo	196148	Mining Concession	50.0000	ha		G13C75	7/16/1993	7/15/2043	Annual Fees (MP$ 10,079)	Proof of Work
Santo Niño	211513	Mining Concession	44.0549	ha		G13C75	5/31/2000	5/30/2050	Annual Fees (MP$ 2,523.46)	Proof of Work
El Faisan	211471	Mining Concession	2.6113	ha		G13C75	5/31/2000	3/30/2050	Annual Fees (MP$ 149.58)	Proof of Work
Patricia	212775	Mining Concession	26.2182	ha		G13C75	1/31/2001	1/30/2051	Annual Fees (MP$ 1,501.78)	Proof of Work
Martha I	213234	Mining Concession	46.6801	ha		G13C75	4/10/2001	4/9/2051	Annual Fees (MP$ 2,673.84)	Proof of Work
San Pedro	212753	Mining Concession	9.0000	ha		G13C75	11/22/2000	11/21/2050	Annual Fees (MP$ 515.52)	Proof of Work
San Pablo	212752	Mining Concession	11.1980	ha		G13C75	11/22/2000	11/21/2050	Annual Fees (MP$ 641.42)	Proof of Work
Nueva Esperanza	184912	Mining Concession	33.0000	ha		G13C75	12/6/1989	12/5/2039	Annual Fees (MP$ 6,652.14)	Proof of Work
San Miguel	185761	Mining Concession	11.7455	ha		G13C75	12/14/1989	12/13/2014	Annual Fees (MP$ 2,367.66)	Proof of Work

MPA Concessions:
Elota		Mining Concession	Determined when title is granted	ha					Application for title was filed in January 2008
Totals		27 Mining Concessions							Total in US$ @ an exchange rate of 1.00 MP= US$ 0.096 = US$ 33,958